3/10

04010510

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Coca Cola Amatil

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2994 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 3/11/04

82-2994

COCA-COLA CCA AMATIL

Financial Statements and Statutory Reports

For the financial year ended 31 December 2003

ARIS
12-31-03

[28] Directors' Report
[38] Statements of Financial Performance
[39] Statements of Financial Position
[40] Statements of Cash Flows
[41] Notes to the Financial Statements
[78] Directors' Declaration
[79] Independent Audit Report

Directors' Report
Coca-Cola Amatil Limited

For the financial year ended 31 December 2003

The Directors submit hereunder their Report on Coca-Cola Amatil Limited (Company or CCA) and its controlled entities (Group) for the financial year ended 31 December 2003.

Names and particulars of Directors

The names of the Directors of Coca-Cola Amatil Limited in office during the financial year and until the date of this Report and the beneficial interest of each Director in the contributed equity of the Company are detailed below –

	Ordinary shares No.	Long Term Incentive Share Plan[1] No.	Share options No.
Directors in office at the date of this Report			
David Michael Gonski, AO	40,000		
Jillian Rosemary Broadbent, AO	1,011		
James Elliott Chestnut	1,582		
Terry James Davis	54,274	100,000	200,000
Michael Francis Ihlein	184,485		873,000
Wallace Macarthur King, AM	1,200		
Henry Aaron Schimberg	1,000		
Melvyn Keith Ward, AO	1,145		

1 Beneficial interest held subject to conditions of the Plan.

Particulars of the qualifications, experience and special responsibilities of each Director are set out on page [23] of the Annual Report.

Corporate information

Coca-Cola Amatil Limited is a company limited by shares that is incorporated and domiciled in Australia. The address of the registered office of the Company is set out on the inside back cover of the Annual Report.

Nature of operations and principal activities

The principal activities of the entities within the Group during the course of the financial year were the manufacture, distribution and marketing of carbonated soft drinks, mineral waters, fruit juices and other alcohol-free beverages. No significant change in the nature of activities took place during the financial year.

Employees

The Group had 16,273 employees as at 31 December 2003 (2002: 16,250), further details of which are set out on page [21] of the Annual Report.

Group result

The Group's net profit attributable to members of the Company for the financial year was $194.2 million and included a significant item of $44.6 million (expense) compared with $209.5 million for 2002 that included a significant item of $4.0 million (net revenue).

The Group's net profit (before significant items) attributable to members of the Company for the financial year was $238.8 million compared with $205.5 million for 2002.

Review of operations

During the financial year, the Group acquired all the shares of the listed company Neverfail Springwater Limited and purchased the operating assets of Parit Proprietary Limited trading as Peats Ridge Springs.

Further details are included in State of affairs on page [36].

The Group's revenue from sales of beverages for the financial year was $3,357.1 million compared with $3,432.6 million for 2002. The Group's earnings before interest, tax and significant items for the financial year was $470.0 million compared with $421.9 million for 2002.

Details of the operations of the Group during the financial year are set out on pages [4] to [26] of the Annual Report.

Directors' meetings

The number of Directors' meetings (including meetings of committees of Directors) and the number of meetings attended by each of the Directors of the Company during the financial year are detailed below –

	Board of Directors		Audit, Risk & Compliance Committee[2]		Compensation Committee[3]		Related Party Committee[4]		Nominations Committee[5]		Other Commit-tees[6]
	Meetings held while a Director	No. of meetings attended	Meetings held while a member	No. of meetings attended	Meeting held while a member	No. of meetings attended	Meetings held while a member	No. of meetings attended	Meetings held while a member	No. of meetings attended	No. of meetings attended
Directors in office at the end of the financial year											
D.M. Gonski, AO	7	7	–	–	–	–	8	8	1	1	10
J.R. Broadbent, AO	7	6	4	4	3	3	8	8	1	1	1
J.E. Chestnut[1]	7	7	4	4	–	–	–	–	–	–	–
T.J. Davis	7	7	–	–	3	3	–	–	–	–	37
M.F. Ihlein	7	7	–	–	–	–	–	–	–	–	36
W.M. King, AM	7	5	–	–	–	–	8	5	1	1	–
H.A. Schimberg[1]	7	6	–	–	3	3	–	–	–	–	–
M.K. Ward, AO	7	7	4	4	3	3	8	7	1	1	12

1 *Non-residents of Australia.*

2 *This Committee reviews matters relevant to control systems so as to effectively safeguard the Company's assets, accounting records held to comply with statutory requirements and other financial information. It consists of non-executive Directors.*

3 *This Committee reviews matters relevant to the remuneration of executive Directors and senior Company executives. It consists of all non-executive Directors (Mr Gonski was appointed to the Committee at the December 2003 Board meeting. No meetings of the Committee took place in 2003 since his appointment) and the Managing Director (in relation to remuneration matters other than those relating to the Managing Director's remuneration).*

4 *This Committee reviews agreements and business transactions with related parties. It consists of all non-executive Directors who are not associated with a related party.*

5 *This Committee reviews the composition of the Board, including identifying suitable candidates for appointment to the Board and reviews general matters of corporate governance. It consists of all independent non-executive Directors.*

6 *Committees were created to attend to allotments of securities and administrative matters on behalf of the Board. A quorum for these Committees is any two Directors.*

Directors' and officers' liability insurance

The Company has paid the premium for Directors' and officers' liability insurance in respect of Directors and executive officers of the Company and its controlled entities as permitted by the Corporations Act 2001. The terms of the policy prohibit disclosure of details of the insurance cover and premium.

Remuneration

Non-executive Directors
The remuneration of non-executive Directors takes into account the size and complexity of CCA's operations, their responsibility for the stewardship of the Company and their workloads. It comprises Directors' fees (base plus Board Committee fees), superannuation contributions and retirement benefits.

Total Directors' fees are not to exceed the annual limit approved by shareholders which is currently $1.0 million. Based on advice received from external remuneration consultants (via the Compensation Committee), Directors' fees are set and approved by the executive Directors. The current annual Directors' fees payable to non-executive Directors are as follows –

	$
Chairman	300,000
Director (base fee)	100,000
Chairman – Audit, Risk & Compliance Committee	15,000
Member – Audit, Risk & Compliance Committee	10,000
Chairman – Compensation Committee	10,000
Member – Compensation Committee	6,000

No fees are payable in respect of membership of any other Board Committees.

From 1 July 2003, the non-executive Directors agreed to apply a minimum of 25% (and up to 100%) of their Directors' fees to purchase ordinary shares in the Company. The shares are purchased on market following the announcement of the Company's half year and annual results. The trustee of the Non-executive Directors' Share Plan will hold the shares until the beneficiary ceases to be a Director of the Company.

There is no current scheme for the payment of retirement benefits. However, accrued benefits under the scheme which was terminated as at 31 December 2002 were fixed at that date and will be paid when the Director ceases to hold office. Recognising that payment has been deferred, accrued benefits are indexed against the movement in Average Weekly Ordinary Time Earnings (AWOTE) from 1 January 2003 to the date of payment of the benefits to the Directors. Where applicable, contributions required under Superannuation Guarantee legislation are made on behalf of the Directors.

Remuneration continued

The details of each non-executive Director's remuneration during the financial year are set out below –

	2003					
	Base fee[1] $	**Committee fee[1] $**	**Superannuation contribution $**	**Total remuneration[2] $**	**Retirement accrual[3] $**	**Total $**
Non-executive Directors in office at the end of the financial year						
D.M. Gonski, AO	**300,000**	**–**	**10,760**	**310,760**	**27,846**	**338,606**
J.R. Broadbent, AO	**100,000**	**21,000**	**10,760**	**131,760**	**10,201**	**141,961**
J.E. Chestnut	**100,000**	**10,000**	**9,900**	**119,900**	**–**	**119,900**
W.M. King, AM	**100,000**	**–**	**9,000**	**109,000**	**2,116**	**111,116**
H.A. Schimberg	**100,000**	**6,000**	**1,634**	**107,634**	**–**	**107,634**
M.K. Ward, AO	**100,000**	**20,000**	**10,760**	**130,760**	**10,061**	**140,821**

1 Includes amounts contributed to the Non-executive Directors' Share Plan.

2 Included in Note 31 of the financial statements.

3 The accrual is determined by applying the AWOTE index to the 31 December 2002 benefits.

	2002					
	Base fee $	Committee fee $	Superannuation contribution $	Total remuneration[1] $	Retirement accrual[2] $	Total $
Non-executive Directors in office at the end of the financial year						
D.M. Gonski, AO	225,000	–	9,644	234,644	187,745	422,389
J.R. Broadbent, AO	70,000	18,500	7,523	96,023	59,938	155,961
J.E. Chestnut	70,000	7,000	6,545	83,545	–	83,545
W.M. King, AM	61,874	–	5,321	67,195	37,124	104,319
H.A. Schimberg	70,000	6,000	6,460	82,460	–	82,460
M.K. Ward, AO	70,000	17,000	7,395	94,395	58,477	152,872

1 Included in Note 31 of the financial statements.

2 The accrual is for a retirement scheme which was terminated on 31 December 2002.

Remuneration continued

Compensation Committee
The Compensation Committee is required to –

- review matters relating to the remuneration of executive Directors and senior management;
- review senior management succession planning; and
- review general matters of remuneration and succession planning.

The Committee is comprised of four non-executive Directors and the Managing Director. The Managing Director is a member for all remuneration matters other than for matters relating to his own remuneration. The Board appoints the Chairman of the Committee, who cannot be the Chairman of the Board or the Managing Director.

The Committee met three times during the year. The Chairman of the Committee reported the findings and recommendations of the Committee to the next meeting of the Board.

The Committee –

- obtained data from relevant external sources to ensure the Company's remuneration practices are in line with market conditions;
- reviewed executive Director remuneration packages and incentive payments and where appropriate, made recommendations to the Board;
- reviewed and approved all material remuneration components of senior management remuneration packages and incentive payments including remuneration policies and procedures;
- reviewed appointments and terminations during the year of senior managers that report directly to the Managing Director;
- reviewed and approved senior management variable incentive plan rules and participation for the forthcoming year (annual cash plans and the Long Term Incentive Share Plan);
- reviewed Country Retirement Plans;
- reviewed and where appropriate made recommendations to the Board for changes to non-executive Director remuneration; and
- reviewed the succession plans for the executive Directors and senior management, with matters of significant importance and recommendations on succession planning for executive Directors being referred to the Board.

Remuneration policy
In determining the composition and amount of senior management remuneration, the Committee applies the Company's Remuneration Policy. Its key elements require that –

- remuneration will be competitively set so as to attract, motivate and retain top calibre senior managers;
- remuneration will incorporate, to a significant degree, variable pay for performance elements, containing short and long term focuses as appropriate, which will –
    - reward senior managers for Group, business unit and individual performance against appropriate benchmarks and targets;
    - align the interests of senior managers with those of shareholders;
    - link senior managers' rewards with the strategic goals and performance of the Group; and
    - ensure total remuneration is competitive by market standards;
- senior managers' remuneration will be reviewed annually by the Committee through a process that considers Group, business unit and individual performance. To this end, the Committee considers pertinent advice from external consultants on current international and local market practices, market comparisons for similar roles and the level of responsibilities of the individual;
- remuneration systems be maintained and developed which complement and reinforce the Company's Code of Conduct and succession planning;
- remuneration and terms and conditions of employment to be specified in an individual letter of employment, which will be signed by the Company and the senior manager; and
- the Committee establishes and maintains the relationship of remuneration, potential annual incentive and long term incentive payments for each level of management. For senior managers, potential incentive payments as a proportion of total potential remuneration increases according to their seniority within the Company.

Remuneration continued

Incentive payments for the executive Directors are related to performance. The amount of annual incentives paid is dependent upon the extent to which operating targets set at the beginning of the financial year are achieved.

Vesting of shares allocated under the Long Term Incentive Share Plan (LTISP) is directly related to shareholder value, measured by Total Shareholder Return (TSR) over a minimum three year period (one tranche of the Managing Director's share allocation is tested after one year). Vesting occurs if CCA's TSR over the period is equal to or higher than the 50th percentile of peer companies.

From the beginning of the 2003 financial year, options have been removed from the remuneration package of the executive Directors and the total value of the long term incentives allocated from 1 January 2003 is now in the form of shares under the LTISP. Options allocated under the Executive Option Plan will continue until they vest or lapse.

Shares purchased on market to satisfy incentives earned by executive Directors are charged against profit and loss, as are incentives paid in cash.

Senior managers

The Committee is responsible for reviewing the nature and amount of the remuneration of senior managers. In determining the composition and amount of senior managers' remuneration, the Committee is primarily concerned with providing a competitive remuneration package, which is structured to attract and retain top calibre senior managers and to support the growth of shareholder value. As a result, the four principal elements of senior management remuneration are base salary, benefits, annual incentive and long term incentive.

In determining the appropriate mix of these elements in a senior manager's remuneration, the Committee considers pertinent advice from external consultants on current international and local market practices, market comparisons for similar roles, the level of responsibility, performance and potential of the executive, the performance of business units within the Group and the performance of the Group as a whole.

The annual incentive and long term incentive are an integral part of CCA's approach to competitive performance based remuneration. These "at risk" components of a senior manager's remuneration are intended to ensure an appropriate proportion of the remuneration is linked to growth in TSR and the achievement of crucial operational targets.

Annual incentives are set at the beginning of the financial year to reward senior managers for meeting or exceeding key performance indicators. The percentage of total remuneration that is variable differs according to the seniority of the employee.

Participation in the 2003-2005 LTISP was by invitation based on an employee's level of responsibility, performance and potential. Allocation of shares under the LTISP is subject to the achievement of performance measures over a three year performance period. No shares will be allocated if TSR measured over the relevant performance period is less than the 50th percentile of the ASX 100 Companies minus banks, financial services companies and mining resource companies plus S&P's Consumer Staples Index Companies with market capitalisation greater than $300 million. The number of shares to be allocated will be increased, on a pro-rata basis, if the Company's ranking exceeds the 50th percentile up to a maximum allocation of 150% of the threshold entitlement if the Company achieves the 75th percentile.

For the 2004-2006 LTISP, the Committee has approved a change to the performance measures with half of the award subject to a TSR measure and half of the award subject to the measurement of achievement of average growth in net operating profit after tax over the period.

All shares to which senior managers may become entitled, as a result of their participation in the LTISP, will be allocated in respect of the 2003-2005 performance period by no later than 31 January 2007. The shares will be acquired by the trustee of the LTISP on behalf of the individual either by purchase of shares on the Australian Stock Exchange at the prevailing market price or through issue of shares in the Company (issue price is the weighted average price of a specified 5 day period prior to issue), at no cost to the individual.

Shares purchased on market to satisfy incentives earned by senior managers are charged against profit and loss, as are incentives paid in cash.

Remuneration continued

Details of the cost of remuneration to the Company for the executive Directors and for additional senior managers receiving the highest remuneration during the financial year are detailed below –

	2003								
	Fixed remuneration		At risk remuneration						
	Salary $	Benefits[1] $	Annual performance Incentives $	Deferred Long Term Incentive Plan[2] $	Deferred remuneration[3] $	Retirement/ termination payments[4] $	Total remuneration $	Options value[5] $	Total $
Executive Directors									
T.J. Davis	913,750	549,367	861,000	1,062,352	200,000		3,586,469	78,317	3,664,786
M.F. Ihlein	541,667	469,734	365,000	220,108	166,311		1,762,820	132,720	1,895,540
Executives									
P.O. Baker[6]	353,303	541,341	103,530	81,691			1,079,865	203,493	1,283,358
M. Clark[6]	346,902	742,143	–	154,296			1,243,341	151,407	1,394,748
D.P. Westall[6]	221,798	200,642	105,351	34,499			562,290	26,537	588,827
W.G. White	446,667	507,738	271,300	119,694	116,667		1,462,066	25,333	1,487,399
Former executives									
W.J. Fazl	145,092	68,390	36,431	12,655		422,734	685,302	18,613	703,915

Remuneration continued

	2002								
	Fixed remuneration		At risk remuneration						
	Salary $	Benefits[1] $	Annual performance incentives $	Deferred Long Term Incentive Plan $	Deferred remuneration[3] $	Retirement/ termination payments $	Total remuneration $	Options value[5] $	Total $
Executive Directors									
T.J. Davis	850,000	494,770	700,000	542,810	200,000		2,787,580	174,625	2,962,205
M.F. Ihlein	525,000	444,090	300,000	186,031	166,667		1,621,788	120,845	1,742,633
Executives									
P.O. Baker[6]	473,134	498,194	61,549	–			1,032,877	240,540	1,273,417
M. Clark[6]	426,802	992,620	103,095	150,195			1,672,712	165,696	1,838,408
W.G. White[7]	71,667	46,235	32,000	174,437	20,259		344,598	4,159	348,757

1 Benefits include notional and actual contributions to superannuation, the value of motor vehicles, interest paid on certain loans held independently by the executive with a financial institution and expatriate allowances and benefits.

2 Deferred Long Term Incentive Plan amounts include the amount (or the appropriate pro-rata if the participant was in the plan for less than 3 years) due from each of the 2001-2003 Long Term Incentive Plan and the 2003-2005 LTISP. The amount due for the 2002-2004 LTISP was fully disclosed in the 2002 Directors' Report.

- *For the 2001-2003 Long Term Incentive Plan, awards are made to participants based on the improvement in profitability of CCA for 2002 & 2003, with the total award due under this Plan to Mr Davis & Mr Ihlein being made in cash ($603,300 & $239,800 respectively) and the award to Mr Clark is received as ordinary shares (20,000 ordinary shares) in the Company.*
- *For the 2003-2005 LTISP, the award has been valued using the CCA share price at 31 December 2003 of $6.23 assuming a 75% probability of the Plan vesting. The first tranche under the 2003-2005 LTISP due to Mr Davis vested during the year and having met the target, 100,000 shares were purchased on market at a price of $6.02.*

3 Deferred remuneration are amounts accrued in respect of service agreements. The amounts are payable subject to the provisions of the service agreement.

4 Retirement/termination payments include payments for redundancy and unused leave benefits paid upon retirement or termination. Amounts shown exclude amounts previously disclosed in deferred remuneration.

5 Share options are no longer awarded. The option value was determined using the Binomial Option Valuation Model. Details included in Note 19 of the financial statements. Pursuant to guidelines issued on 1 July 2003 by the Australian Securities & Investments Commission (ASIC), there has been a change in the determination of the amount of remuneration disclosed relating to options granted during the financial year. The new ASIC guidelines now require that the value of options granted be disclosed as remuneration over their vesting period from the date of grant. Accordingly, the value of remuneration recorded for options granted during the current financial year represents only the vested portion of the full option value.

6 Messrs Baker, Clark and Westall were remunerated in US$ whilst in Asia. These amounts were converted to A$ at the weighted average exchange rate for the financial year (AUD/USD 0.6510).

7 Mr White was appointed Managing Director, CCA Australia on 1 November 2002.

Options

From the beginning of the 2003 financial year options have been removed from the remuneration package of Group executives. Details of options on issue at the end of the financial year and at the date of signing this Report and options exercised during the financial year are included in Notes 18 and 19 of the financial statements.

Details of options on issue to executive Directors of the Company at the end of the financial year are as follows –

Name of Director and number of options held		Exercise price $	Options exercisable from date	Options expiry date
T.J. Davis	M.F. Ihlein			
	35,000	4.11	Current	30 August 2004
	56,000	4.76	Current	30 August 2005
	35,000	9.69	Current	27 June 2006
	60,000	7.30	Current	3 April 2007
	100,000	7.14	Current	2 April 2008
	265,000	6.61	Current	16 April 2009
200,000		6.12	Current	24 April 2007
	222,000	4.25	6 June 2004	6 June 2011
	100,000	6.12	24 April 2005	24 April 2007
200,000	873,000			

Dividends

Dividends that have been paid by the Company since the commencement of the financial year are as follows –

Class of share	Rate per share ¢	Franking per share ¢	Amount $M	Date paid
Ordinary	10.5	5.25	72.8	31 March 2003
Ordinary	10.0	5.00	69.7	30 September 2003

Environmental performance

Information relating to the Group's environmental performance can be found on page [19] of the Annual Report.

State of affairs

The following significant changes in the state of affairs of the Group occurred during the financial year –

- effective 14 July 2003, the Group gained control of Neverfail Springwater Limited, with 100% ownership achieved on 26 September 2003 through compulsory acquisition of remaining shares and effective 18 July 2003, the Group acquired the business assets of Parit Proprietary Limited trading as Peats Ridge Springs in Australia. The total consideration for these acquisitions was $245.9 million; and
- the Group has reached a settlement with the Australian Taxation Office over a dispute with respect to the demerger of CCA's European operations in 1998. The effect is recorded as a significant item with payment of the additional tax expected to be made early in 2004. The settlement of $50.0 million ($44.6 million tax expense) will finalise all matters pertaining to the dispute over CCA's European demerger in 1998. Upon payment, the Group will receive franking credits totalling $26.6 million.

There were no other significant changes in the state of affairs of the Group during the financial year.

Subsequent events

No matter or circumstance has arisen since the end of the financial year that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years, with the exception of the Directors having declared the following dividend –

Class of share	Rate per share ¢	Franking per share ¢	Amount $M	Date payable
Ordinary	13.0	9.75	91.0	31 March 2004

Future developments

In the opinion of the Directors, disclosure of information regarding likely developments in the operations of the Group and the expected results of those operations would prejudice the interests of the Company. Accordingly, this information has not been included in this Report.

Rounding off

The Company is of a kind referred to in the Australian Securities & Investments Commission Class Order No. 98/100 and, in accordance with this Class Order, amounts in the financial statements and this Report have been rounded off to the nearest tenth of a million dollars.

Signed in accordance with a resolution of the Directors:

T.J. Davis

M.F. Ihlein

Sydney, 12th day of February 2004

Statements of Financial Performance

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2003

	Refer Note	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M
Revenues from ordinary activities – before interest income					
Before significant items		**3,523.8**	3,535.3	**270.4**	217.2
Significant items		**–**	243.8	**–**	–
	2	**3,523.8**	3,779.1	**270.4**	217.2
Expenses from ordinary activities – before borrowing expenses					
Before significant items		**(3,053.8)**	(3,113.4)	**(71.8)**	(79.9)
Significant items		**–**	(240.6)	**–**	(7.4)
	3	**(3,053.8)**	(3,354.0)	**(71.8)**	(87.3)
Earnings before interest and tax					
Before significant items		**470.0**	421.9	**198.6**	137.3
Significant items		**–**	3.2	**–**	(7.4)
	5	**470.0**	425.1	**198.6**	129.9
Net borrowing expenses					
Borrowing expenses	3	**(134.0)**	(182.5)	**(99.6)**	(108.3)
Interest income	2	**18.0**	49.7	**61.0**	61.8
		(116.0)	(132.8)	**(38.6)**	(46.5)
Profit from ordinary activities before tax	2 & 3	**354.0**	292.3	**160.0**	83.4
Income tax expense from ordinary activities					
Before significant items		**(114.9)**	(83.7)	**(17.6)**	(13.2)
Significant items	4	**(44.6)**	0.8	**(44.6)**	2.2
	4	**(159.5)**	(82.9)	**(62.2)**	(11.0)
Net profit		**194.5**	209.4	**97.8**	72.4
Net (profit) loss attributable to outside equity interests		**(0.3)**	0.1		
Net profit attributable to members of Coca-Cola Amatil Limited	21	**194.2**	209.5	**97.8**	72.4
Other valuation adjustments recognised directly in equity					
Adjustment to retained profits upon adoption of revised Accounting Standard AASB 1028 "Employee Benefits"	21	**(1.3)**	–	**(0.8)**	–
Adjustment to asset revaluation reserve arising from valuation of properties	20	**(21.0)**	–	**–**	–
Net exchange difference on translation of financial statements of foreign controlled entities	20	**(350.2)**	44.1		
Total adjustments attributable to members of Coca-Cola Amatil Limited recognised directly in equity		**(372.5)**	44.1	**(0.8)**	–
Total changes in equity other than those resulting from transactions with members of Coca-Cola Amatil Limited as owners	21	**(178.3)**	253.6	**97.0**	72.4

	Refer Note	CCA Group 2003	CCA Group 2002
Earnings per share (EPS)	24	**¢**	¢
Basic EPS		**27.9**	30.4
Diluted EPS		**27.7**	30.1
Before significant items –			
Basic EPS		34.3	29.8
Diluted EPS		34.1	29.6

Notes appearing on pages [41] to [77] to be read as part of the financial statements.

Statements of Financial Position

Coca-Cola Amatil Limited and its controlled entities

As at 31 December 2003

	Refer Note	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M
Current assets					
Cash assets	6	**260.1**	205.4	**168.1**	31.3
Receivables	7	**526.1**	501.5	**20.6**	529.9
Cross currency swap receivables relating to interest bearing liabilities		**–**	82.3	**–**	82.3
Inventories	8	**473.5**	500.4	**–**	–
Prepayments		**73.8**	65.6	**3.2**	–
Total current assets		**1,333.5**	1,355.2	**191.9**	643.5
Non-current assets					
Receivables	7	**14.2**	22.8	**1,339.3**	752.3
Cross currency swap receivables relating to interest bearing liabilities		**–**	28.8	**–**	–
Investments in securities	9	**0.4**	0.7	**2,934.9**	2,981.0
Investments in bottlers' agreements	10	**3,278.3**	3,252.1	**–**	–
Property, plant and equipment	11	**1,096.7**	1,228.8	**5.6**	9.9
Intangibles	12	**4.5**	4.6	**–**	–
Prepayments		**17.5**	17.2	**–**	–
Future income tax benefits	13	**46.9**	40.7	**36.4**	16.9
Total non-current assets		**4,458.5**	4,595.7	**4,316.2**	3,760.1
Total assets		**5,792.0**	5,950.9	**4,508.1**	4,403.6
Current liabilities					
Payables	14	**379.2**	349.2	**18.5**	2.8
Interest bearing liabilities	15	**404.6**	459.7	**349.1**	364.3
Current income tax liability		**175.0**	100.8	**169.1**	50.7
Provisions	16	**51.5**	46.5	**8.0**	19.9
Accrued charges		**253.5**	269.6	**25.4**	31.7
Total current liabilities		**1,263.8**	1,225.8	**570.1**	469.4
Non-current liabilities					
Payables	14	**–**	–	**303.7**	310.9
Interest bearing liabilities	15	**1,435.0**	1,335.4	**681.3**	730.4
Deferred income tax liability	17	**88.4**	93.9	**60.5**	0.3
Provisions	16	**83.1**	80.6	**20.9**	5.0
Total non-current liabilities		**1,606.5**	1,509.9	**1,066.4**	1,046.6
Total liabilities		**2,870.3**	2,735.7	**1,636.5**	1,516.0
Net assets		**2,921.7**	3,215.2	**2,871.6**	2,887.6
Equity					
Contributed equity	18	**1,631.1**	1,601.6	**1,631.1**	1,601.6
Reserves	20	**(419.0)**	(47.8)	**126.5**	126.5
Retained profits	21	**1,696.5**	1,646.1	**1,114.0**	1,159.5
Equity attributable to members of Coca-Cola Amatil Limited	21	**2,908.6**	3,199.9	**2,871.6**	2,887.6
Outside equity interests in controlled entities					
Contributed equity		**3.6**	3.6		
Reserves		**(9.8)**	(7.3)		
Retained profits		**19.3**	19.0		
Total outside equity interests in controlled entities		**13.1**	15.3		
Total equity		**2,921.7**	3,215.2	**2,871.6**	2,887.6

Notes appearing on pages [41] to [77] to be read as part of the financial statements.

Statements of Cash Flows
Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2003

	Refer Note	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M
Inflows (outflows)					
Cash flows from operating activities					
Receipts from customers		**3,429.6**	3,448.1	**–**	–
Receipts from controlled entities for management and guarantee fees				**127.5**	140.6
Payments to suppliers and employees		**(2,839.4)**	(2,856.8)	**(67.5)**	(77.8)
Dividends received		**1.3**	0.5	**142.9**	75.9
Interest received		**18.0**	61.3	**60.9**	62.1
Interest and other borrowing expenses paid		**(135.4)**	(194.5)	**(101.7)**	(110.4)
Income tax paid		**(89.8)**	(69.4)	**(3.8)**	(12.0)
Net cash flows from operating activities	23	**384.3**	389.2	**158.3**	78.4
Cash flows from investing activities					
Proceeds from –					
sale of PET manufacturing operations (net)		**–**	148.1	**–**	–
sale of major South Korean properties		**–**	89.8	**–**	–
sale of other property, plant and equipment		**37.2**	10.3	**–**	0.7
sale of Neverfail trademarks	36	**28.0**	–	**–**	–
return of contributed equity from controlled entities				**280.7**	286.3
Payments for –					
additions of investments in securities		**–**	–	**(234.6)**	(2.0)
additions of property, plant and equipment	11	**(161.4)**	(96.5)	**(0.1)**	(0.4)
acquisitions of entities and operation (net)	33	**(242.2)**	(37.9)	**–**	–
other non-current assets		**(4.8)**	–	**–**	–
Net cash flows (used in)/from investing activities		**(343.2)**	113.8	**46.0**	284.6
Cash flows from financing activities					
Proceeds from issue of shares		**20.9**	16.4	**20.9**	16.4
Proceeds from borrowings		**671.1**	1,355.0	**273.2**	718.4
Borrowings repaid		**(806.0)**	(1,856.6)	**(545.2)**	(1,199.4)
Net increase in intragroup loans				**27.5**	187.9
Dividends paid	22	**(133.9)**	(84.3)	**(133.9)**	(84.0)
Net cash flows used in financing activities		**(247.9)**	(569.5)	**(357.5)**	(360.7)
Net (decrease)/increase in cash held		**(206.8)**	(66.5)	**(153.2)**	2.3
Cash held at the beginning of the financial year		**194.5**	259.5	**21.3**	19.0
Exchange rate adjustments to cash held at the beginning of the financial year		**(27.8)**	1.5	**–**	–
Cash (deficit)/held at the end of the financial year	23	**(40.1)**	194.5	**(131.9)**	21.3

Notes to the Financial Statements

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2003

1. Statement of Accounting Policies

This financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001 which includes applicable Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board. A summary of the significant accounting policies adopted by the Group (Coca-Cola Amatil Limited and its controlled entities or CCA Group) in the preparation of this financial report is set out below. These policies have been consistently applied apart from the changes described in Note 1b) below.

a) Historical cost

These financial statements have been prepared on the basis of historical cost and, except where otherwise stated, do not account for changing money values or valuations of non-current assets.

b) Changes in accounting policies

The following change to accounting policy occurred with effect from the commencement of this financial year.

Employee benefits

The Group has adopted the revised Accounting Standard AASB 1028 "Employee Benefits", which has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. The provision for employee benefits was previously based upon remuneration rates applicable as at the date of recognition of the liability. As required by the revised standard, the provision for employee benefits measurement is now based upon the remuneration rates expected to be paid when the liability is settled. The effect of the revised policy has been to decrease consolidated retained profits by $1.3 million, increase future income tax benefits by $0.5 million and increase employee benefit liabilities by $1.8 million, at the beginning of the year. As well, consolidated current year profits have decreased by $0.1 million due to an increase in employee benefits expense.

c) Principles of consolidation

The consolidated financial statements of the CCA Group include the parent entity, Coca-Cola Amatil Limited and its controlled entities. A list of controlled entities is contained in Note 32.

The financial statements include the information and results of each controlled entity from the date on which the Company obtains control and until such time as the Company ceases to control the entity.

In preparing the consolidated financial statements, the effects of all transactions between entities in the Group have been eliminated.

d) Foreign currency translations

Transactions in overseas currencies are converted to Australian currency at the rate of exchange ruling at the date of each transaction. Foreign currency items in the Statements of Financial Position are converted at the rate of exchange ruling at balance date. Exchange rate gains or losses are brought to account in determining the net profit or loss in the period in which they arise; as are exchange gains or losses relating to cross currency swap transactions on monetary items.

Exchange differences relating to hedges of specific transactions in respect of the cost of inventories or other assets, to the extent that they occur before the date of receipt, are deferred and included in the measurement of the transaction. Exchange differences relating to other hedge transactions are brought to account in determining the net profit or loss in the period in which they arise.

Foreign controlled entities are considered self-sustaining. Assets and liabilities are translated by applying the rate ruling at balance date and revenue and expense items are translated at the average rate calculated for the period. Exchange rate differences are taken to the foreign currency translation reserve.

e) Cash and cash equivalents

For the purposes of the Statements of Cash Flows, cash includes cash on hand and in banks and investments in money market instruments, net of bank overdrafts and call deposits (included in loans).

f) Recoverability of receivables

A provision against debtors is raised where the collection of the full amount of the debt is no longer probable. Bad debts are written off as incurred.

g) Inventories

As a general principle, inventories are valued at the lower of cost (including fixed and variable factory overheads where applicable) and net realisable value. Cost is determined on the basis of first-in-first-out, average or standard, whichever is the most appropriate in each case.

h) Leased assets

Finance leases are those which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property. There are no material finance leases within the Group.

Operating leases are those where the lessor effectively retains substantially all the risks and benefits incidental to ownership of the leased property.

Operating lease payments are charged against profits as incurred. Disclosure of the relevant details of operating leases is contained in Notes 3 and 26.

1. Statement of Accounting Policies *continued*

i) Valuation of non-current assets

i) Property

Freehold and leasehold properties are measured on a fair value basis. This class of assets is independently valued at three yearly intervals including 2003. At each reporting date, the carrying amount of each asset in this class of assets is reviewed to ensure that the total carrying amount for this class does not differ materially from the total fair value of the class at that date.

Provisions for material amounts of capital gains tax are made in respect of the revalued properties were they to be sold at balance date at their fair values.

ii) Plant and equipment

Plant and equipment are carried at cost.

iii) Investments in bottlers' agreements

Investments in bottlers' agreements are carried at cost. As more fully described in Note 10, bottlers' agreements document the relationship between The Coca-Cola Company and the CCA Group in relation to individual geographic markets. For the reasons described in Note 10, no amortisation is provided against the carrying value of these assets.

iv) Investments in securities

Shares in non-related entities are carried at cost. Shares in controlled entities, as recorded in the CCA Entity (Coca-Cola Amatil Limited) accounts, are carried at cost.

A provision for diminution in value is only made where the diminution is regarded as being other than temporary.

v) Revaluation reserve

The revaluation reserve is used to record increments and decrements in the fair value of property assets.

j) Depreciation and amortisation of non-current assets

Non-current assets are depreciated or amortised over the useful life of each asset where the amount charged would be material. Where assets have been revalued, depreciation or amortisation is charged on the adjusted amount.

Property, plant and equipment, other than freehold land, are depreciated or amortised on a straight line basis at various rates dependent upon the estimated average useful life for that asset to the Group. The estimated useful lives of each class of asset are as follows –

Freehold and leasehold buildings	20 to 50 years	Goodwill	12 years
Plant and equipment	3 to 15 years	Trademarks	20 years

k) Recoverable amount

Non-current assets measured on the cost basis are carried at an amount that does not exceed their recoverable amount. Where carrying values exceed this recoverable amount, assets are written down. The recoverable amount is the amount expected to be recovered through the cash inflows and outflows arising from the continued use of the assets and their subsequent disposal.

l) Payables

Liabilities are brought to account for amounts payable in relation to goods received and services rendered, whether or not billed to the Group at the reporting date. Terms of trade in relation to payables average 30 to 60 days; however, these terms vary by country.

m) Income tax

Tax effect accounting principles are observed by the Group whereby income tax expense for the period is matched with the pre tax result adjusted for permanent differences. The account 'Deferred income tax liability' records the income tax effect of items which will cause taxable income to be higher than book profits in the future and the account 'Future income tax benefits' records the income tax effect of items which will cause taxable income to be lower than book profits in the future.

Withholding tax and Australian tax payable upon the distribution of overseas earnings have been provided to the extent the earnings are planned to be remitted.

n) Provision for dividend

Dividends payable are recognised when an obligation to pay a dividend arises, following declaration of dividends by the Company's Board of Directors.

1. Statement of Accounting Policies continued

o) Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to balance date including related on-costs. The benefits include wages and salaries, incentives, compensated absences and other benefits, which are charged against profits in their respective expense categories when services are provided or benefits vest with the employee. The provision for employee benefits is measured at the remuneration rates expected to be paid when the liability is settled. Benefits (apart from annual leave) expected to be settled after 12 months from the reporting date are measured at the present value of the estimated future cash outflows to be made in respect of services provided by employees up to the reporting date.

Employer contributions to the Employees Share Plan and the Long Term Incentive Share Plan as described in Note 19, are charged as an employee benefit expense as incurred. No expenses are recorded in respect of the Executive Option Plan.

Employer contributions made to defined benefit superannuation funds are charged against profits as incurred. The amount charged against profits is disclosed in Note 3. Supplementary contribution amounts accrued to fund deficits are included in the Statements of Financial Position under the category of 'Accrued charges'.

p) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company.

q) Revenue

Revenue is recognised to the extent that it is probable that economic benefits will flow to the Group, at the point where a right to consideration or compensation has been established and where the amount of the revenue can be reliably measured.

Terms of trade in relation to credit sales average between 30 to 45 days from the date of invoice. The Group operates in a number of diverse markets, and accordingly the terms of trade vary by country.

Revenue is recognised net of the applicable amounts of value added taxes such as Australian goods and services tax.

r) Derivative financial instruments

The Group enters into derivative transactions in order to manage significant financial risks from movements in interest rates, foreign exchange rates and commodity prices. Derivative transactions are not entered into for speculative purposes.

i) Interest rate derivatives

Interest payments and receipts arising from interest rate derivatives are recognised on an accrual basis as an adjustment to interest expense during the period. The premiums paid or received and any realised costs or benefits are amortised over the term of the agreement, as are gains and losses associated with financial futures.

ii) Foreign exchange derivatives

Costs and benefits arising from foreign exchange derivatives for expense and revenue transactions are brought to account in the Statements of Financial Performance over the term of the agreement. For transactions to hedge specific capital or borrowing requirements, any costs or benefits resulting from the agreement forms part of the initial asset or liability carrying value.

iii) Commodity derivatives

The use of commodity derivatives gives rise to gains and losses on revaluation of the contract. These gains and losses are brought to account in the cost price of the commodity within the period the underlying transaction is being recorded.

s) Earnings per share

Basic EPS is calculated as net profit attributable to members of the Company divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members of the Company divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

	Refer Note	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M
2. Revenues from Ordinary Activities					
Sales of beverages		**3,357.1**	3,432.6		
Other revenue					
From operating activities					
Sales of materials		**79.1**	75.4	–	–
Rendering of services		**3.4**	6.5	–	–
Rental and other trading revenue		**16.0**	10.0	–	–
From non-operating activities					
Management and guarantee fees from controlled entities	36			**127.5**	140.6
Dividend income from –					
controlled entities	36			**142.9**	75.9
other corporations		**1.3**	0.5	–	–
Proceeds from sale of –					
PET manufacturing operations		–	154.0	–	–
major South Korean properties		–	89.8	–	–
other property, plant and equipment		**38.9**	10.3	–	0.7
Neverfail trademarks	36	**28.0**	–	–	–
Total revenues – before interest income		**3,523.8**	3,779.1	**270.4**	217.2
Interest income from non-operating activities –					
controlled entities	36			**55.0**	57.3
non-related parties		**18.0**	49.7	**6.0**	4.5
Total interest income from non-operating activities		**18.0**	49.7	**61.0**	61.8
Total revenues		**3,541.8**	3,828.8	**331.4**	279.0
Significant items included in total revenues					
Proceeds from sale of –					
PET manufacturing operations		–	154.0	–	–
major South Korean properties		–	89.8	–	–
		–	243.8	–	–

	Refer Note	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M

3. Profit from Ordinary Activities

Profit from ordinary activities before tax has been arrived at after including –

	Refer Note	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M
a) Expenses					
Cost of goods sold		**1,910.9**	2,022.9	**–**	–
Selling		**518.9**	515.8	**–**	–
Warehousing and distribution		**324.5**	317.0	**–**	–
Administration and other		**271.5**	284.2	**71.8**	87.3
Investing[1]		**28.0**	214.1	**–**	–
Total expenses – before borrowing expenses		**3,053.8**	3,354.0	**71.8**	87.3
Borrowing expenses					
Interest expense –					
controlled entities	36			**22.3**	21.2
non-related parties		**134.4**	183.1	**77.3**	87.1
Other borrowing gains		**(0.4)**	(0.6)	**–**	–
Total borrowing expenses		**134.0**	182.5	**99.6**	108.3
Total expenses		**3,187.8**	3,536.5	**171.4**	195.6
b) Significant items included in total expenses					
Redundancy and restructuring expenses		**–**	15.5	**–**	7.4
Rationalisation of certain non-profitable cold drink equipment		**–**	11.0		
Carrying amount including related costs of –					
PET manufacturing operations sold[2]		**–**	151.5		
major South Korean properties[2]		**–**	62.6		
		–	240.6	**–**	7.4

1 The current year amount represents the fair value of the Neverfail trademarks.

2 These amounts are categorised as investing expenses above.

	CCA Group		CCA Entity	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M

3. Profit from Ordinary Activities continued

Profit from ordinary activities before tax has been arrived at after including –

	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M
c) Other items				
Amortisation expense				
Goodwill	**1.0**	2.4	**–**	–
Trademarks	**0.7**	0.5	**–**	–
Total amortisation expense	**1.7**	2.9	**–**	–
Depreciation expense				
Buildings	**9.2**	10.0	**–**	–
Plant and equipment	**134.3**	146.5	**1.7**	2.7
Total depreciation expense	**143.5**	156.5	**1.7**	2.7
Bad and doubtful debts expense				
Trade debtors	**1.7**	1.8	**–**	–
Other debtors	**(0.4)**	0.5	**–**	–
Total bad and doubtful debts expense	**1.3**	2.3	**–**	–
Rentals – operating leases	**40.1**	38.6	**1.6**	1.9
Defined benefit superannuation plan contributions	**27.1**	46.2	**1.3**	20.0
Employees Share Plan expenses	**4.9**	4.8	**0.8**	0.6
Foreign exchange gains	**(4.8)**	(12.1)	**(5.8)**	(14.5)
Write down of inventories to net realisable value	**1.1**	0.1	**–**	–
Write down of investments to recoverable amounts	**0.3**	1.2	**–**	–
Rationalisation of certain non-profitable cold drink equipment[1]	**–**	11.0	**–**	–
(Profit)/loss from sale of –				
PET manufacturing operations[1]	**–**	(2.5)	**–**	–
major South Korean properties[1]	**–**	(27.2)	**–**	–
other property, plant and equipment	**5.4**	10.4	**2.7**	4.5

1 These amounts are derived from significant items included in total revenues and expenses from ordinary activities.

	Refer Note	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M

4. Income Tax Expense from Ordinary Activities

	Refer Note	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M
The prima facie income tax expense reconciles to income tax provided as follows –					
Prima facie income tax expense on profit from ordinary activities at the Australian rate of 30%		**106.2**	87.7	**48.0**	25.0
Tax effect of permanent differences –					
Non-allowable expenses		**4.2**	4.4	**0.5**	–
Non-assessable dividends		**–**	–	**(18.0)**	(14.4)
Exempt dividends		**–**	–	**(24.9)**	(8.4)
Investment incentives		**(3.9)**	(22.8)	**–**	–
Other items		**3.5**	1.7	**5.3**	2.0
Overseas tax rates differential		**1.5**	0.6	**–**	–
Overseas withholding tax		**7.1**	8.6	**6.9**	7.9
Amounts not recorded in future income tax benefits		**(2.5)**	2.0	**–**	–
Amounts (over)/under provided in prior years		**(1.2)**	1.5	**5.8**	1.1
Current income tax expense on profits from the other members of the tax consolidated group		**–**	–	**74.9**	–
Tax funding contributions from other members of the tax consolidated group		**–**	–	**(80.9)**	–
Income tax expense from ordinary activities before significant items		**114.9**	83.7	**17.6**	13.2
Significant items		**44.6**	(0.8)	**44.6**	(2.2)
Income tax expense from ordinary activities		**159.5**	82.9	**62.2**	11.0
Income tax expense comprises –					
Current income tax liability		**161.5**	99.4	**63.4**	17.6
Current movement in future income tax benefits	13	**(1.6)**	(11.8)	**1.6**	(6.6)
Current movement in deferred income tax liability	17	**(0.4)**	(4.7)	**(2.8)**	–
		159.5	82.9	**62.2**	11.0

Significant item for 2003

Coca-Cola Amatil Limited (CCA) has reached a settlement with the Australian Taxation Office over a dispute with respect to the demerger of CCA's European operations in 1998. The effect is recorded as a significant item with payment of the additional tax expected to be made early in 2004. The settlement of $50.0 million ($44.6 million tax expense) will finalise all matters pertaining to the dispute over CCA's European demerger in 1998.

Australian tax consolidation

Coca-Cola Amatil Limited (CCA) has formed a consolidated group for income tax purposes, effective on and from 1 January 2003 with each of its wholly owned Australian controlled entities. CCA, as the head entity, has recognised all tax assets and liabilities relating to the consolidated group.

The entities within the group have entered a tax funding arrangement where CCA has agreed to compensate each of the wholly owned Australian controlled entities the carrying amount of their deferred tax balances as at 1 January 2003 and each controlled entity will compensate CCA for the amount of tax payable that would be calculated as if the controlled entity was a tax paying entity.

Management are conducting analysis to determine whether an uplift in the tax cost base of certain depreciable plant exists and whether the economic benefit of an uplift is justified.

CCA will formally notify the Australian Taxation Office of its adoption of the tax consolidation regime at the time of lodgement of the 2003 return.

	2003 $M	2002 $M	2003 $M	2002 $M	2003 $M	2002 $M	2003 $M	2002 $M
5. Financial Reporting by Geographic Segments								
	Revenue from sales of beverages		**Other revenue**		**Significant items**		**Total revenues before interest income**	
Australia	**1,882.9**	1,776.8	**40.1**	12.2	**–**	130.1	**1,923.0**	1,919.1
Oceania[1]	**484.3**	397.4	**2.4**	1.3	**–**	23.9	**486.7**	422.6
South Korea	**612.5**	837.5	**40.1**	10.9	**–**	89.8	**652.6**	938.2
Indonesia	**377.4**	420.9	**6.1**	3.6	**–**	–	**383.5**	424.5
Other[2]	**–**	–	**78.0**	74.7	**–**	–	**78.0**	74.7
CCA Group	**3,357.1**	3,432.6	**166.7**	102.7	**–**	243.8	**3,523.8**	3,779.1
			Earnings before interest, tax and significant items		**Significant items[3]**		**Segment result – earnings before interest and tax**	
Australia			**377.7**	317.0	**–**	(4.8)	**377.7**	312.2
Oceania[1]			**82.3**	63.1	**–**	0.2	**82.3**	63.3
South Korea			**14.2**	62.0	**–**	10.4	**14.2**	72.4
Indonesia			**22.1**	21.4	**–**	–	**22.1**	21.4
Other[2]			**(26.3)**	(41.6)	**–**	(2.6)	**(26.3)**	(44.2)
CCA Group			**470.0**	421.9	**–**	3.2	**470.0**	425.1
			Assets		**Liabilities**		**Net assets**	
Australia			**3,494.9**	3,171.7	**397.0**	331.8	**3,097.9**	2,839.9
Oceania[1]			**626.2**	640.9	**88.9**	94.2	**537.3**	546.7
South Korea			**845.3**	1,185.2	**93.9**	139.3	**751.4**	1,045.9
Indonesia			**466.0**	557.7	**113.4**	123.1	**352.6**	434.6
Other[2]			**51.7**	37.3	**65.6**	47.6	**(13.9)**	(10.3)
Total segments			**5,484.1**	5,592.8	**758.8**	736.0	**4,725.3**	4,856.8
Assets and liabilities excluded from above[4]			**307.9**	358.1	**2,111.5**	1,999.7	**(1,803.6)**	(1,641.6)
CCA Group			**5,792.0**	5,950.9	**2,870.3**	2,735.7	**2,921.7**	3,215.2
			Depreciation and amortisation expense		**Other non-cash expenses**		**Additions and acquisitions of non-current assets[5]**	
Australia			**73.2**	76.4	**30.5**	20.6	**399.9**	58.7
Oceania[1]			**18.8**	19.8	**4.4**	2.6	**28.5**	32.2
South Korea			**32.0**	38.1	**17.4**	42.2	**23.8**	13.7
Indonesia			**19.6**	21.2	**13.4**	11.4	**12.4**	37.0
Other[2]			**1.6**	3.9	**8.4**	5.2	**–**	0.4
CCA Group			**145.2**	159.4	**74.1**	82.0	**464.6**	142.0

1 The Oceania segment comprises New Zealand, Papua New Guinea and Fiji operations.

2 Other includes corporate and unallocated.

3 Significant items include the following –

	2002 $M
Redundancy and restructuring expenses	*(15.5)*
Rationalisation of certain non-profitable cold drink equipment	*(11.0)*
Profit from sale of PET manufacturing operations	*2.5*
Profit from sale of major South Korean properties	*27.2*
	3.2

4 Assets and liabilities shown against each segment exclude future income tax benefits, tax liabilities and assets and liabilities which relate to the Group's financing activity.

5 Non-current assets comprise investments in securities, investments in bottlers' agreements, property, plant and equipment and intangibles for this disclosure.

The Group operates in one business segment being the beverage industry within which it manufactures, distributes and markets carbonated soft drinks, mineral

	Refer Note	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M

6. Cash Assets

	Refer Note	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M
Cash on hand and in banks		**127.4**	106.1	**78.7**	31.3
Short term deposits		**132.7**	99.3	**89.4**	–
Total cash assets		**260.1**	205.4	**168.1**	31.3

7. Receivables

	Refer Note	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M
Current					
Amounts receivable from controlled entities	36			**3.8**	524.4
Trade debtors		**444.0**	440.3	**–**	–
Provision against trade debtors		**(4.3)**	(5.6)	**–**	–
Trade debtors (related entities)	36	**5.3**	1.3	**–**	–
Other debtors		**66.3**	50.1	**16.2**	5.2
Provision against other debtors		**(0.1)**	(0.5)	**–**	–
Other debtors (related entities)	36	**14.9**	15.9	**0.6**	0.3
Total receivables (current)		**526.1**	501.5	**20.6**	529.9
Non-current					
Amounts receivable from controlled entities	36			**1,339.3**	752.3
Other debtors		**14.2**	22.8	**–**	–
Total receivables (non-current)		**14.2**	22.8	**1,339.3**	752.3

8. Inventories

	Refer Note	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M
Raw materials at cost		**194.0**	172.5	**–**	–
Provision against raw materials		**(1.2)**	(0.5)	**–**	–
		192.8	172.0	**–**	–
Finished goods at cost		**113.1**	117.0	**–**	–
Provision against finished goods		**(1.2)**	(0.3)	**–**	–
		111.9	116.7	**–**	–
Returnable containers and other inventories					
at cost		**43.1**	48.9	**–**	–
at net realisable value		**89.9**	116.3	**–**	–
		133.0	165.2	**–**	–
Provision against returnable containers and other inventories		**(1.0)**	(1.7)	**–**	–
		132.0	163.5	**–**	–
Properties held for sale		**36.8**	48.2	**–**	–
Total inventories		**473.5**	500.4	**–**	–

	CCA Group		CCA Entity	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M
9. Investments in Securities				
Shares in controlled entities at cost			**2,934.9**	2,981.0
Shares in non-related entities at cost	**4.1**	4.1	**–**	–
Provision against investments	**(3.7)**	(3.4)	**–**	–
Total investments in securities	**0.4**	0.7	**2,934.9**	2,981.0
10. Investments in Bottlers' Agreements				
Investments in bottlers' agreements at cost	**3,278.3**	3,252.1	**–**	–

The bottlers' agreements reflect a long and ongoing relationship between the Group and The Coca-Cola Company (TCCC). At 31 December 2003, there were 13 agreements throughout the Group at varying stages of their, mainly, 10 year terms. These agreements are all on substantially the same terms and conditions, with performance obligations as to production, distribution and marketing and include provisions for renewal. All of the Group's present bottlers' agreements, the first of which was issued in 1939, that have expired have been renewed at expiry of their legal terms. No consideration is payable upon renewal.

In accordance with Accounting Standard AASB 1010 "Recoverable Amount of Non-Current Assets", Directors have reviewed valuations to ensure that the carrying values of 'Investments in bottlers' agreements' do not exceed their recoverable amounts. The valuations are determined using a discounted cash flow methodology covering a 15 year period with an appropriate residual value at the end of that period, for each country in which CCA operates. The methodology utilises cash flow forecasts that are based primarily on business plans presented to and agreed by the Directors. The forecasts represent the cash flows (subject to the uncertainty of future events) that CCA expects to generate from its rights to manufacture, distribute and market the products of TCCC. The use of a 15 year period reflects the long and ongoing relationship between CCA and TCCC and the past practice, by TCCC, of renewing all agreements as and when they expire. The discount rates used in the valuations are the risk adjusted weighted average cost of capital (after tax) for CCA in each country.

The Directors also give due consideration to the Group's history of dealings with TCCC, established international practice of that company, TCCC's equity in the Group, the participation of nominees of TCCC on the Company's Board of Directors and the ongoing strength of TCCC brands. In the light of all these considerations, the Directors cannot identify any factor that would result in the agreements not being renewed at the end of their legal terms that would therefore affect the useful life of the agreements.

In accordance with Accounting Standard AASB 1021 "Depreciation", no amortisation is provided against the carrying value of the assets. The Directors believe that the life of the assets is of such duration and their residual value would be such that the amortisation charge, if any, would not be material.

	CCA Group		CCA Entity	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M
11. Property, Plant and Equipment				
Freehold and leasehold properties at fair value[1]	**370.4**	479.0	**–**	–
Provision for depreciation and amortisation	**(2.5)**	(20.8)	**–**	–
Total property	**367.9**	458.2	**–**	–
Plant and equipment at cost	**1,587.3**	1,614.5	**13.2**	18.0
Provision for depreciation	**(924.5)**	(885.0)	**(7.6)**	(8.1)
Total plant and equipment	**662.8**	729.5	**5.6**	9.9
Buildings, plant and equipment under construction at cost	**66.0**	41.1	**–**	–
Total property, plant and equipment	**1,096.7**	1,228.8	**5.6**	9.9

1 The fair values of the Group's freehold and leasehold properties have been based upon independent valuations that were carried out as at 22 August 2003 by the following companies –

- *Jones Lang LaSalle for properties located in Australia, New Zealand, Fiji and Papua New Guinea,*
- *PT Ujatek Baru for properties located in Indonesia; and*
- *Prime Appraisal Company/Binswanger Korea for properties located in South Korea.*

The valuations were based on the open market value basis, being the amounts for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arms length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion, [illegible] possession. Previous valuations were based on the existing use methodology.

11. Property, Plant and Equipment continued

Movement in property, plant and equipment for the year –

	Refer Note	Property $M	Plant and equipment $M	Buildings, plant and equipment under construction $M	Total property, plant and equipment $M
CCA Group					
Balance at the beginning of the financial year		458.2	729.5	41.1	1,228.8
Additions		1.9	35.4	124.1	161.4
Sales		–	(16.1)	–	(16.1)
Acquisitions of entities and operation	33	18.2	18.3	–	36.5
Revaluation decrement	20	(20.3)	–	–	(20.3)
Depreciation expense		(9.2)	(134.3)	–	(143.5)
Net foreign currency movements		(63.5)	(64.7)	(2.5)	(130.7)
Transfers from buildings, plant and equipment under construction		10.8	85.9	(96.7)	–
Transfers to assets held for sale		(28.2)	–	–	(28.2)
Other		–	8.8	–	8.8
Closing balance		367.9	662.8	66.0	1,096.7
CCA Entity					
Balance at the beginning of the financial year		–	9.9	–	9.9
Additions		–	0.1	–	0.1
Sales		–	(2.7)	–	(2.7)
Depreciation expense		–	(1.7)	–	(1.7)
Closing balance		–	5.6	–	5.6

	CCA Group		CCA Entity	
	2003 $M	2002 $M	2003 $M	2002 $M
12. Intangibles				
Goodwill at cost	15.7	15.5	–	–
Provision for amortisation	(12.9)	(12.0)	–	–
	2.8	3.5	–	–
Trademarks at cost	8.3	7.0	–	–
Provision for amortisation	(6.6)	(5.9)	–	–
	1.7	1.1	–	–
Total intangibles	4.5	4.6	–	–

	Refer Note	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M

13. Future Income Tax Benefits

	Refer Note	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M
Balance at the beginning of the financial year		**40.7**	28.5	**16.9**	10.2
Current movement	4	**1.6**	11.8	**(1.6)**	6.6
Acquisitions of entities and operation	33	**6.2**	0.2	**–**	–
Sale of operations		**–**	(0.2)	**–**	–
Transferred balances from controlled entities within tax consolidated group				**20.8**	–
Other		**(1.6)**	0.4	**0.3**	0.1
Closing balance		**46.9**	40.7	**36.4**	16.9
Amounts attributable to tax losses included above		**0.2**	1.1	**–**	–
Amounts not recognised in respect of tax losses and capital losses because recovery is not virtually certain[1]		**298.8**	705.0	**290.2**	686.3

1 The unrecognised benefits will only be obtained if the relevant entities derive future assessable income and capital gains of an amount sufficient to enable the benefit from deductions to be realised, the conditions for deductibility imposed by the law continue to be complied with, and no changes in tax legislation adversely affect the relevant entities in realising the benefit.

14. Payables

	Refer Note	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M
Current					
Amounts payable to controlled entities	36			**–**	2.5
Trade creditors		**224.7**	209.1	**18.4**	0.2
Trade creditors (related entities)	36	**147.9**	126.1	**–**	–
Other creditors		**6.6**	14.0	**0.1**	0.1
Total payables (current)		**379.2**	349.2	**18.5**	2.8
Non-current					
Amounts payable to controlled entities	36			**303.7**	310.9
Total payables (non-current)				**303.7**	310.9

15. Interest Bearing Liabilities

	Refer Note	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M
Current					
Bonds		**37.4**	354.3	**37.4**	354.3
Loans		**300.0**	10.0	**300.0**	10.0
Bank loans		**55.3**	94.5	**–**	–
Bank overdrafts		**0.2**	0.9	**–**	–
Cross currency swaps relating to interest bearing liabilities		**11.7**	–	**11.7**	–
Total interest bearing liabilities (current)	35	**404.6**	459.7	**349.1**	364.3
Non-current					
Bonds		**992.6**	1,229.2	**521.2**	687.0
Bank loans		**228.0**	43.6	**–**	–
Cross currency swaps relating to interest bearing liabilities		**214.4**	62.6	**160.1**	43.4
Total interest bearing liabilities (non-current)	35	**1,435.0**	1,335.4	**681.3**	730.4

	Refer Note	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M

16. Provisions

	Refer Note	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M
Current					
Termination benefits on acquisition		**2.6**	–	–	–
Other employee benefits		**46.9**	46.5	**8.0**	19.9
Total provision for employee benefits		**49.5**	46.5	**8.0**	19.9
Restructuring on acquisition		**2.0**	–	–	–
Total provisions (current)		**51.5**	46.5	**8.0**	19.9
Non-Current					
Employee benefits		**83.1**	80.6	**20.9**	5.0
Total provisions (non-current)		**83.1**	80.6	**20.9**	5.0
Employee benefit and related on-costs liabilities					
Provision for employee benefits (current)		**49.5**	46.5	**8.0**	19.9
Provision for employee benefits (non-current)		**83.1**	80.6	**20.9**	5.0
		132.6	127.1	**28.9**	24.9

Movements in provisions for the financial year, apart from other employee benefits –

	Refer Note	Termination benefits on acquisition $M	Restructuring on acquisition $M	Total $M
Balance at the beginning of the financial year		–	–	–
Provisions acquired	33	**2.7**	**2.0**	**4.7**
Payments made		**(0.1)**	–	**(0.1)**
Closing balance		**2.6**	**2.0**	**4.6**

17. Deferred Income Tax Liability

	Refer Note	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M
Balance at the beginning of the financial year		**93.9**	96.9	**0.3**	0.3
Current movement	4	**(0.4)**	(4.7)	**(2.8)**	–
Transferred balances from controlled entities within tax consolidated group		–	–	**63.0**	–
Other		**(5.1)**	1.7	–	–
Closing balance		**88.4**	93.9	**60.5**	0.3

	Refer Note	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M
18. Contributed Equity					
Issued					
Fully paid ordinary shares		**1,587.4**	1,557.9	**1,587.4**	1,557.9
Fully paid non-participating shares		**43.7**	43.7	**43.7**	43.7
Total contributed equity		**1,631.1**	1,601.6	**1,631.1**	1,601.6
Balance at the beginning of the financial year		**1,557.9**	1,517.4	**1,557.9**	1,517.4
Movement in fully paid ordinary shares for the financial year –					
Issued as part consideration for additional 1.66% of CCA's Indonesian operation		**–**	4.8	**–**	4.8
Shares issued in respect of –					
Dividend Reinvestment Plan	23	**8.6**	19.3	**8.6**	19.3
Employees Share Plan	19	**4.5**	3.2	**4.5**	3.2
Executive Option Plan	19	**16.4**	13.2	**16.4**	13.2
Total movement	21	**29.5**	40.5	**29.5**	40.5
Closing balance		**1,587.4**	1,557.9	**1,587.4**	1,557.9

Share issues	Refer Note	2003 No.	2002 No.
Opening number of shares		**692,442,082**	684,287,903
Movement in issued ordinary shares for the financial year –			
Issued as part consideration for additional 1.66% of CCA's Indonesian operation		**–**	771,929
Shares issued in respect of –			
Dividend Reinvestment Plan		**1,585,573**	3,473,091
Employees Share Plan	19	**779,247**	533,309
Executive Option Plan	19	**4,666,300**	3,375,850
Total movement		**7,031,120**	8,154,179
Closing number of shares		**699,473,202**	692,442,082

Non-participating shares

Non-participating shares have no rights other than a right to a return of capital of $1 per share on a winding-up of the Company, but only after ordinary shareholders have received a return of capital of 50¢ plus $1.0 million in respect of each ordinary share. Consequently, these shares have effectively no value.

18. Contributed Equity continued

Dividend Reinvestment Plan

The Dividend Reinvestment Plan provides shareholders with the opportunity to receive fully paid ordinary shares, in lieu of cash dividends, at a discount of 5% from market price at time of issue. Market price is the weighted average price of a specified 10 day period prior to issue.

Details of shares issued under the Plan during the financial year are as follows –

	2003			2002		
	Shares issued No.	**Issue price $**	**Proceeds $M**	Shares issued No.	Issue price $	Proceeds $M
March	**916,467**	**5.45**	**5.0**	2,924,653	5.52	16.1
September[1]	**669,106**	**5.39**	**3.6**	548,438	5.84	3.2
Total	**1,585,573**		**8.6**	3,473,091		19.3

1 Commencing with the 2002 interim dividend, participation in the Plan is now capped to 50,000 shares per beneficial shareholder.

Share and option transactions since the end of the financial year

Fully paid ordinary shares issued since the end of the financial year –

	No.
Issued under the Employees Share Plan	**152,284**
Options exercised under the Executive Option Plan	**353,150**
Total	**505,434**

No options have been issued since the end of the financial year. At the date of signing this financial report, 24,512,795 unissued ordinary shares remain under option.

19. Employee Ownership Plans

The Company has four share and option plans available for employees and Directors of the Group: the Employees Share Plan; the Executive Option Plan; the Long Term Incentive Share Plan; and the Non-executive Directors' Share Plan. Fully paid ordinary shares issued under these plans rank equally with all other existing fully paid ordinary shares, in respect of voting and dividends rights and future bonus and rights issues.

Employees Share Plan

The Employees Share Plan provides employees with an opportunity to contribute up to 3% of their salary to acquire ordinary shares in the Company. The Plan is administered by a trustee who acquires (and holds in trust) shares for the benefit of participants. These shares are acquired through issues of shares to the trustee (issue price is the weighted average price of a specified 5 day period prior to issue) or are purchased on market at the prevailing market price: shares that have been forfeited under the terms of the Plan are also utilised. For every share acquired with amounts contributed by each participant, a matching share is acquired by the trustee. These matching shares, which under normal circumstances vest with the employee after a period of two years from their date of issue, are acquired with contributions made by the employing entities. Vesting of matching shares with employees does not involve any performance hurdles.

Members of the Plan receive dividends for all shares held on their behalf by the trustee.

As at the end of the financial year, the total number of employees eligible to participate in the Plan was 15,939 (2002: 16,248).

Details of shares issued under the Plan during the financial year are as follows –

	2003			2002		
	Shares issued No.	**Issue price $**	**Proceeds $M**	Shares issued No.	Issue price $	Proceeds $M
January	**203,677**	**5.46**	**1.1**	161,760	6.25	1.0
May	**–**	**–**	**–**	136,876	5.75	0.8
June	**84,664**	**5.44**	**0.5**	–	–	–
August	**–**	**–**	**–**	62,491	6.10	0.4
September	**153,014**	**5.67**	**0.9**	86,966	6.17	0.5
October	**89,000**	**5.70**	**0.5**	–	–	–
December	**248,892**	**6.05**	**1.5**	85,216	5.46	0.5
Total	**779,247**		**4.5**	533,309		3.2

19. Employee Ownership Plans continued

Employees Share Plan *continued*

Details of the movements in share balances under the Plan during the financial year are as follows –

	Employee shares No.	Matching shares No.	2003 Dividend Reinvestment Plan shares No.	Reserve shares No.	Total shares No.
Opening number of shares	3,124,397	3,124,397	294,841	8,072	6,551,707
Purchased	493,015	483,668	–	–	976,683
Issued to the Plan	442,623	336,624	–	–	779,247
Utilised from reserves	–	115,346	–	(115,346)	–
Issued to the Plan under the Dividend Reinvestment Plan	–	–	183,756	–	183,756
Distributed to employees	(542,659)	(425,858)	(478,597)	–	(1,447,114)
Forfeited	–	(116,801)	–	116,801	–
Closing number of shares	3,517,376	3,517,376	–	9,527	7,044,279
Number of shares vested to employees	3,517,376	1,914,428	–	–	5,431,804

Executive Option Plan

The Executive Option Plan provides executives, as approved by the Company's Compensation Committee, with options to acquire ordinary shares in the Company. The options' exercise price is the market price at the time of issue. Market price is the weighted average price of a specified 5 day period prior to issue. Each option is granted over one unissued ordinary share in the Company. Options issued prior to 24 April 2002 are exercisable between 3 and 10 years after issue; options issued on or after 24 April 2002 are exercisable between 3 and 5 years after issue. Options may also be exercised earlier if employment terminates for reasons of retirement or redundancy. Mr Davis' options are exercisable between 1 and 5 years after issue. Payment in full is due at the time options are exercised. Options carry no voting rights and do not have any performance hurdles. Once the exercise period has been reached, the options may be exercised at the discretion of the executive.

From the beginning of the 2003 financial year, options have been removed from the remuneration package of Group executives. Accordingly, during the financial year, the Company did not issue options to any executives (2002: 146 executives).

The remuneration cost of options is not currently treated as an expense in the determination of the Group's net profit attributable to members of the Company, in accordance with Australian generally accepted accounting principles. If options had been expensed, there would have been a reduction in the Group's net profit attributable to members of the Company as follows –

	2003 $M	2002 $M
Net profit attributable to members of the Company	194.2	209.5
Expenses attributable to options issued under the Executive Option Plan[1]	(4.6)	(6.4)
Total	189.6	203.1

1 Based on estimated fair values at grant date as determined in accordance with the measurement requirements of Accounting Exposure Draft ED 108. The fair value of options are being amortised on a straight line basis over the vesting period for the purposes of this disclosure.

The fair values of options have been determined using the Binomial Option Valuation Model, and take into account the following major assumptions –

	Options granted in		
Range or average	**2002**	**2001**	**2000**
Life of options	4.0 to 5.0 years	4.0 years	3.0 years
Volatility of share price	24.0%	41.0%	45.0%
Dividend rate	4.0%	4.0%	4.0%

CCA's closing share price on 31 December 2003 was $6.23.

19. Employee Ownership Plans continued

Executive Option Plan continued

Details of the movements in option balances under the Plan during the financial year are as follows –

	2003 No.	2002 No.
Opening number of options	**31,270,195**	33,688,495
Issued	**–**	1,850,000
Forfeited	**(1,737,950)**	(892,450)
Exercised	**(4,666,300)**	(3,375,850)
Closing number of options	**24,865,945**	31,270,195

Details of options on issue at the end of the financial year are as follows –

Holders No.	Options No.[1]	Exercise price $	Grant date	Options exercisable from date[2]	Options expiry date
8	220,000	4.11	30 August 1994	Current	30 August 2004
74	666,000	4.76	30 August 1995	Current	30 August 2005
586	1,838,750	9.69	27 June 1996	Current	27 June 2006
1	60,000	7.30	3 April 1997	Current	3 April 2007
848	1,864,250	10.08	18 July 1997	Current	18 July 2007
237	69,400	9.37	3 September 1997	Current	3 September 2007
1	35,000	6.49	10 December 1997	Current	10 December 2007
2	500,000	7.14	2 April 1998	Current	2 April 2008
467	2,663,110	4.53	17 August 1998	Current	17 August 2008
2	815,000	6.61	16 April 1999	Current	16 April 2009
1,142	3,943,785	6.49	12 July 1999	Current	12 July 2009
1	135,000	4.31	8 November 1999	Current	8 November 2009
1	200,000	6.12	24 April 2002	Current	24 April 2007
653	5,240,350	2.97	10 July 2000	Current	10 July 2010
1	222,000	4.25	6 June 2001	6 June 2004	6 June 2011
968	4,822,900	5.44	17 August 2001	17 August 2004	17 August 2011
1	100,000	6.12	24 April 2002	24 April 2005	24 April 2007
141	1,390,400	6.33	16 August 2002	16 August 2005	16 August 2007
1	80,000	5.18	1 November 2002	1 November 2005	1 November 2007
Total	24,865,945				

1 Each option represents an option to acquire one ordinary share.

2 All options designated current have vested with the respective executives.

Details of options exercised during the financial year are as follows –

	2003				2002			
Exercise price $	**Options exercised No.**	**Weighted average market value at exercise date $**	**Proceeds $M**	**Market value at exercise date $M**	Options exercised No.	Weighted average market value at exercise date $	Proceeds $M	Market value at exercise date $M
2.97	**3,316,850**	**5.76**	**9.9**	**19.1**	1,508,075	6.15	4.5	9.3
4.11	**55,000**	**5.75**	**0.2**	**0.3**	152,500	6.16	0.6	0.9
4.53	**651,650**	**5.85**	**3.0**	**3.8**	1,266,625	6.15	5.7	7.8
4.76	**166,500**	**6.19**	**0.8**	**1.0**	193,000	6.13	0.9	1.2
5.44	**476,300**	**6.10**	**2.5**	**2.9**	215,150	6.25	1.2	1.3
6.49	**–**	**–**	**–**	**–**	40,500	6.60	0.3	0.3
Total	**4,666,300**	**5.82**	**16.4**	**27.1**	3,375,850		13.2	20.8

19. Employee Ownership Plans continued

Long Term Incentive Share Plan

The Long Term Incentive Share Plan provides executives with the opportunity to be rewarded with fully paid ordinary shares as an incentive to create long term growth in value for CCA shareholders. The Plan is administered by a trustee who acquires (and holds in trust) shares for the benefit of participants. These shares are acquired either through issue of shares to the trustee (issue price is the weighted average price of a specified 5 day period prior to issue) or are purchased on market at the prevailing market price.

Senior executives are invited to participate in the Plan at the invitation of the Compensation Committee. The Committee specifies the performance criteria, covering a 3 year period, for each annual plan.

Details of the movements in the share balances under the Plan during the financial year together with performance criteria for each plan are as follows –

Share movements	2000-2002 Plan[1] No.	2001-2003 Plan[2] No.	2002-2004 Plan[3] No.	2003-2005 Plan[4] No.	Total No.
Opening number of shares	–	–	–	–	–
Purchased	59,980	–	4,727	100,000	**164,707**
Distributed to executives	–	–	(4,727)	–	**(4,727)**
Forfeited	–	–	–	–	–
Closing number of shares	59,980	–	–	100,000	**159,980**
Number of shares vested	59,980	–	–	100,000	**159,980**

1 *Performance criteria: Net profit target for 2002; the executive's performance was also taken into account.*
The target was achieved and 50% of the shares (amounting to 59,980 shares) were purchased in April 2003. The remaining 50% will be purchased in 2004. These shares are fully vested, with 25% of each of the eligible eight participants' shares to be held in the Plan for two years.

2 *Performance criteria: Net profit targets for 2002 and 2003; the executive's performance is also taken into account.*
For 2002 and 2003 the targets were achieved; the relevant shares will be acquired in March 2004. These shares will fully vest with the participants, with 25% of each of the eligible nine participants' shares to be held in the Plan for two years.

3 & 4 *Performance criteria: Total Shareholder Return (TSR) measured over the performance period (minimum of three years, except that one tranche of the Managing Director's share allocations is tested after one year) against a peer group of companies.*
No allocation of shares will be made unless the Company's TSR is at or above the 50th percentile of the peer group of companies. The number of shares to be allocated will be increased if the Company's ranking exceeds the 50th percentile up to a maximum allocation of 150% of the threshold entitlement if the Company achieves the 75th percentile. Shares are fully vested at the end of the performance period, once the prescribed target has been achieved. A portion of the shares must be held in the Plan for two years. The amount to be held is determined by a prescribed scale dependent on the level achieved.
As at the end of the financial year, the total number of executives eligible to participate in the 2002-2004 Plan is 42 and the 2003-2005 Plan is 137.

Non-executive Directors' Share Plan

Under the terms of the Non-executive Directors' Share Plan, a minimum of 25% (and up to 100%) of Directors' base fees are to be salary sacrificed by each Director. An amount equivalent to the fees sacrificed is contributed to the Plan for the benefit of that Director.

The Plan is administered by a trustee which acquires (and holds in trust) shares for the benefit of participants, until the participant ceases to be a Director of CCA.

As at the end of the financial year, there were six non-executive Directors participating in the Plan.

Shares under the Plan will be purchased on market at six monthly intervals within prescribed periods following the release of CCA's half and full year ASX announcements. No shares have been purchased under the Plan for the financial year ending 31 December 2003.

	Refer Note	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M
20. Reserves					
Revaluation reserve					
Balance at the beginning of the financial year		**23.6**	23.6	**126.5**	126.5
Property revaluation		**(21.0)**	–	–	–
Closing balance		**2.6**	23.6	**126.5**	126.5
Foreign currency translation reserve					
Balance at the beginning of the financial year		**(71.4)**	(117.2)		
Transferred from retained profits	21	–	1.7		
Translation of financial statements of foreign controlled entities		**(350.2)**	44.1		
Closing balance		**(421.6)**	(71.4)		
Total reserves		**(419.0)**	(47.8)	**126.5**	126.5
21. Retained Profits and Equity Attributable to Members of Coca-Cola Amatil Limited					
Retained profits					
Balance at the beginning of the financial year		**1,646.1**	1,541.6	**1,159.5**	1,190.4
Net profit attributable to members of Coca-Cola Amatil Limited		**194.2**	209.5	**97.8**	72.4
Total available for appropriation		**1,840.3**	1,751.1	**1,257.3**	1,262.8
Dividends appropriated	22	**(142.5)**	(103.3)	**(142.5)**	(103.3)
Adjustment arising from adoption of revised Accounting Standard AASB 1028 "Employee Benefits"		**(1.3)**	–	**(0.8)**	–
Transferred to foreign currency translation reserve	20	–	(1.7)	–	–
Closing balance		**1,696.5**	1,646.1	**1,114.0**	1,159.5
Equity					
Balance at the beginning of the financial year		**3,199.9**	3,009.1	**2,887.6**	2,878.0
Total changes in equity recognised in the Statements of Financial Performance		**(178.3)**	253.6	**97.0**	72.4
Transactions with owners as owners –					
Contributed equity	18	**29.5**	40.5	**29.5**	40.5
Dividends appropriated	22	**(142.5)**	(103.3)	**(142.5)**	(103.3)
Closing balance		**2,908.6**	3,199.9	**2,871.6**	2,887.6

For the financial year ended 31 December 2003

	Refer Note	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M
22. Dividends					
a) Dividends appropriated					
Prior year final dividend on ordinary shares		**72.8**	48.0	**72.8**	48.0
Current year interim dividend on ordinary shares		**69.7**	55.3	**69.7**	55.3
Total dividends[1]		**142.5**	103.3	**142.5**	103.3
b) Dividends paid during the financial year are summarised as follows –					
Prior year final dividend[2]		**72.8**	48.0	**72.8**	48.0
Current year interim dividend[3]		**69.7**	55.3	**69.7**	55.3
Dividend paid by controlled entity to outside equity interests		**–**	0.3		
		142.5	103.6	**142.5**	103.3
Dividends satisfied by issue of shares under the Dividend Reinvestment Plan	23	**(8.6)**	(19.3)	**(8.6)**	(19.3)
Dividends paid as per the Statements of Cash Flows		**133.9**	84.3	**133.9**	84.0

1 It is expected that dividends paid in the future will be partly unfranked, principally due to the effect of the geographic mix of CCA's operations.

2 Paid at 10.5¢ (2002: 7.0¢) per share and partly franked to 5.25¢ (2002: 3.5¢) per share at the Australian tax rate of 30%.

3 Paid at 10.0¢ (2002: 8.0¢) per share and partly franked to 5.0¢ (2002: 4.0¢) per share at the Australian tax rate of 30%.

	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M
c) Franking credit balance[1 & 2]				
Balance of the franking account as at the end of the financial year	**65.0**	28.9	**65.0**	12.0
Franking credits which will arise from payment of income tax provided for in the financial statements[3]	**87.0**	42.0	**87.0**	1.8
	152.0	70.9	**152.0**	13.8

1 The formation of the consolidated group under the Australian tax consolidation regime has resulted in all franking credits previously held by CCA's wholly owned Australian entities now being held by the CCA Entity (refer Note 4).

2 The franking credits are expressed on a tax paid basis. Accordingly, the amount would allow fully franked dividends to be paid equal to $354.7 million.

3 This amount includes franking credits of $26.6 million resulting from payment of the tax settlement.

The franking credit balance will be reduced by $29.3 million resulting from the final dividend for 2003, payable 31 March 2004.

	Refer Note	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M

23. Statements of Cash Flows

	Refer Note	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M
Reconciliation of net profit to net cash flows from operating activities					
Net profit		**194.5**	209.4	**97.8**	72.4
Depreciation, amortisation and amounts set aside to provisions		**165.5**	179.6	**15.3**	11.9
(Profit)/loss from sale of –					
PET manufacturing operations		**–**	(2.5)		
major South Korean properties		**–**	(27.2)		
other property, plant and equipment		**5.4**	10.4	**2.7**	4.5
(Increase)/decrease in –					
interest receivable		**–**	11.6	**(0.1)**	0.3
other receivables		**(26.5)**	(57.2)	**(11.3)**	(1.2)
inventories		**(48.6)**	(30.1)	**–**	–
prepayments		**(9.4)**	1.1	**(3.2)**	2.3
Increase/(decrease) in –					
interest payable		**(1.4)**	(12.0)	**(2.1)**	(2.1)
tax payable		**69.7**	13.5	**58.4**	(1.0)
other payables		**53.2**	75.0	**18.2**	(0.4)
accrued charges		**(18.1)**	17.6	**(17.4)**	(8.3)
Net cash flows from operating activities		**384.3**	389.2	**158.3**	78.4
Reconciliation of cash					
Cash assets	6	**260.1**	205.4	**168.1**	31.3
Call deposits (included in loans)	15	**(300.0)**	(10.0)	**(300.0)**	(10.0)
Bank overdrafts	15	**(0.2)**	(0.9)	**–**	–
Cash (deficit)/held at the end of the financial year		**(40.1)**	194.5	**(131.9)**	21.3
Non-cash investing and financing activities					
Dividends satisfied by the issue of shares under the Dividend Reinvestment Plan	22	**8.6**	19.3	**8.6**	19.3

24. Earnings Per Share (EPS)

The following reflects the share and earnings data used in the calculation of basic and diluted EPS –

	CCA Group	
	2003 No. M	2002 No. M
Weighted average number of ordinary shares on issue used to calculate basic EPS	**695.6**	689.4
Add effect of dilutive securities – share options	**4.9**	5.8
Adjusted weighted average number of ordinary shares on issue used to calculate diluted EPS	**700.5**	695.2
	$M	$M
Earnings used to calculate basic and diluted EPS –		
Net profit attributable to members of Coca-Cola Amatil Limited	**194.2**	209.5
Add/(deduct) significant items after tax	**44.6**	(4.0)
Earnings used to calculate basic and diluted EPS before significant items	**238.8**	205.5

	CCA Group		CCA Entity	
	2003 $M	2002 $M	**2003 $M**	2002 $M
25. Capital Expenditure Commitments				
Estimated aggregate amount of contracts for purchase of property, plant and equipment not provided for, payable –				
Not later than one year	**13.2**	28.7	–	–
26. Operating Lease Commitments				
Lease commitments for non-cancellable operating leases with terms of more than one year, payable –				
Not later than one year	**29.1**	27.6	**1.6**	1.7
Later than one year but not later than five years	**39.6**	35.1	**5.5**	5.5
Later than five years	**30.9**	24.4	**22.9**	24.2
	99.6	87.1	**30.0**	31.4
Assets under operating leases mainly consist of properties, motor vehicles and other items of plant and equipment.				
27. Other Commitments				
Promotional commitments, payable –				
Not later than one year	**15.3**	12.6	–	–
Later than one year but not later than five years	**16.8**	17.3	–	–
Later than five years	**3.8**	1.7	–	–
	35.9	31.6	–	–

	CCA Group		CCA Entity	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M

28. Contingent Assets and Liabilities

Contingent liabilities existed at the end of the financial year in respect of –				
Guarantees of borrowings of controlled entities			**442.3**	695.3
Termination payments under service agreements	**12.0**	11.3	**12.0**	11.3
Other guarantees	**1.5**	0.5	**–**	–
	13.5	11.8	**454.3**	706.6

The Company has entered into a Deed of Cross Guarantee with certain of its wholly owned controlled entities (designated 1 in Note 32), whereby the liabilities of those entities are guaranteed.

29. Superannuation Commitments

The Group sponsors a number of superannuation plans which provide benefits for employees or their dependants on retirement, resignation or death. The plans provide, in the majority of cases, benefits in the form of lump sum payments.

The Group is obliged to contribute to the plans in accordance with their governing trust deeds and the contributions are legally enforceable. Contributions to the plans are based on a percentage of employees' salaries and wages.

Defined benefit superannuation plans

For defined benefit plans, actuarial assessments are carried out at least every three years. Based on these assessments, subsequent interim reports which are provided by the actuaries on a more regular basis and commitments made by CCA to make additional contributions towards funding any deficit, each plan would be able to satisfy all benefits that would have been vested in the event of –

- termination of the plan;
- voluntary termination of the employment of each employee on the initiative of the employee; or
- compulsory termination of the employment of each employee on the initiative of the employer.

The major plans are the CCA Group Superannuation Plan (CCAGSP) and the CCA Beverages Superannuation Plan (CCABSP), which were last reviewed by the actuaries as at 1 July 2001 and 1 July 2000 (an actuarial assessment as at 1 July 2003 is currently being prepared) respectively. The actuaries who carried out the reviews of the Plans were J.E. Burnett BA, FIAA and D. Drysdale BSc, FIA, FIAA respectively.

Details of the Plans as extracted from their most recent review are as follows –

	CCAGSP as at 1 July 2001 $M	CCABSP as at 1 July 2000 $M	Total $M
Net market value of plan assets	92.5	152.6	245.1
Accrued benefits	(84.0)	(149.0)	(233.0)
Surplus of net market value of plan assets over accrued benefits	8.5	3.6	12.1

Details of vested benefits as extracted from their most recent interim reports are as follows –

	CCAGSP as at 30 June 2003[1] $M	CCABSP as at 30 June 2003 $M	Total $M
Net market value of plan assets	71.1	166.2	237.3
Vested benefits	(78.2)	(166.2)	(244.4)
(Deficit)/surplus of net market value of plan assets over vested benefits	(7.1)	–	(7.1)

1 The Company has agreed with the actuary that supplementary contributions to fund the deficit will be made to the CCAGSP over the period to June 2005. At reporting date CCA has accrued, but not paid into the fund, the estimated deficit as at 31 December 2003.

	CCA Group		CCA Entity	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M
30. Auditors' Remuneration				
Amounts received, or due and receivable, by –				
CCA Entity auditor, Ernst & Young (Australia) for –				
Audit or half year review of the financial reports	**1.097**	0.920	**0.572**	0.460
Other services	**0.462**	0.717	**0.457**	0.630
	1.559	1.637	**1.029**	1.090
Member firms of Ernst & Young in relation to controlled entities of CCA Entity for –				
Audit or half year review of the financial reports	**0.472**	0.532		
Other services	**0.068**	0.245		
	0.540	0.777		
Other firms in relation to controlled entities of CCA Entity for –				
Audit or half year review of the financial reports	**0.036**	0.079		
Other services	**0.011**	0.010		
	0.047	0.089		
Related practices of the CCA Entity auditor	**–**	0.084	**–**	0.019
Total auditors' remuneration	**2.146**	2.587	**1.029**	1.109
Other services include –				
Assurance services in relation to information systems upgrades	**–**	0.514	**–**	0.340
Other assurance services	**0.427**	0.396	**0.392**	0.236
Tax compliance reviews	**0.114**	0.146	**0.065**	0.073
Total other services	**0.541**	1.056	**0.457**	0.649

	CCA Group		CCA Entity	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M

31. Directors' and Executives' Remuneration

Remuneration includes salaries, benefits, incentive entitlements accrued in respect of the financial year, amounts accrued under service agreements during the financial year and notional and actual superannuation contributions. No amounts have been included in remuneration in respect of options issued under the Executive Option Plan.

Directors

	CCA Group 2003 $M	CCA Group 2002 $M	CCA Entity 2003 $M	CCA Entity 2002 $M
Income paid or payable, or otherwise made available, in connection with the management of the Company and the Group by Directors of CCA and by directors of its controlled entities in respect of the financial year	**13.777**	13.167	**6.259**	5.067

Directors of CCA, whose total remuneration was within the following bands –

$		$	**No.**	No.
60,000	–	69,999	**–**	1
80,000	–	89,999	**–**	2
90,000	–	99,999	**–**	2
100,000	–	109,999	**2**	–
110,000	–	119,999	**1**	–
130,000	–	139,999	**2**	–
230,000	–	239,999	**–**	1
310,000	–	319,999	**1**	–
1,620,000	–	1,629,999	**–**	1
1,760,000	–	1,769,999	**1**	–
2,780,000	–	2,789,999	**–**	1
3,580,000	–	3,589,999	**1**	–

	CCA Group		CCA Entity	
	2003	2002	**2003**	2002
	$M	$M	**$M**	$M

31. Directors' and Executives' Remuneration continued

Executive officers

Amounts received, or due and receivable, by executive officers, domiciled in Australia, whose total remuneration equals $100,000 or more in connection with the management of the Company and the Group	**17.214**	14.777	**17.214**	14.777

Executive officers whose total remuneration was within the following bands –

$ – $	**No.**	No.	**No.**	No.
130,000 – 139,999	**1**	–	**1**	–
160,000 – 169,999	**1**	–	**1**	–
180,000 – 189,999	**–**	1	**–**	1
200,000 – 209,999	**–**	1	**–**	1
250,000 – 259,999	**–**	1	**–**	1
280,000 – 289,999	**1**	2	**1**	2
300,000 – 309,999	**–**	1	**–**	1
310,000 – 319,999	**2**	1	**2**	1
320,000 – 329,999	**2**	4	**2**	4
340,000 – 349,999	**–**	2	**–**	2
350,000 – 359,999	**1**	–	**1**	–
360,000 – 369,999	**3**	2	**3**	2
370,000 – 379,999	**1**	–	**1**	–
380,000 – 389,999	**–**	1	**–**	1
390,000 – 399,999	**–**	1	**–**	1
400,000 – 409,999	**–**	1	**–**	1
420,000 – 429,999	**1**	–	**1**	–
450,000 – 459,999	**–**	1	**–**	1
460,000 – 469,999	**1**	2	**1**	2
470,000 – 479,999	**–**	2	**–**	2
490,000 – 499,999	**1**	–	**1**	–
510,000 – 519,999	**1**	–	**1**	–
520,000 – 529,999	**1**	–	**1**	–
530,000 – 539,999	**1**	–	**1**	–
540,000 – 549,999	**2**	1	**2**	1
550,000 – 559,999	**–**	1	**–**	1
560,000 – 569,999	**–**	1	**–**	1
600,000 – 609,999	**–**	1	**–**	1
610,000 – 619,999	**1**	–	**1**	–
630,000 – 639,999	**1**	–	**1**	–
680,000 – 689,999	**1**	–	**1**	–
730,000 – 739,999	**1**	–	**1**	–
1,460,000 – 1,469,999	**1**	–	**1**	–
1,620,000 – 1,629,999	**–**	1	**–**	1
1,760,000 – 1,769,999	**1**	–	**1**	–
2,780,000 – 2,789,999	**–**	1	**–**	1
3,580,000 – 3,589,999	**1**	–	**1**	–

For the purpose of this disclosure, an executive officer has been defined as a person who is directly accountable and responsible to the Chairman, Managing Director and/or first line management for the strategic direction and operational management of the CCA Group.

Remuneration details have been determined in accordance with Urgent Issues Group Abstract 14 "Directors' Remuneration".

32. Investments in Controlled Entities

	Footnote	Country of incorporation	Beneficial interest 2003 %	2002 %
Coca-Cola Amatil Limited	1	Australia		
Controlled entities –				
AIS Trading Pte Ltd (in liquidation)		Singapore	**100**	100
AIST Pty Ltd	1	Australia	**100**	100
Amatil Investments (Singapore) Pte Ltd		Singapore	**100**	100
Coca-Cola Amatil (Fiji) Ltd		Fiji	**100**	100
PT Coca-Cola Bottling Indonesia		Indonesia	**95.2**	95.2
PT Coca-Cola Distribution Indonesia	2	Indonesia	**95.2**	95.2
Associated Products & Distribution Pty	1	Australia	**100**	100
Coca-Cola Amatil (PNG) Ltd		Papua New Guinea	**100**	100
Beverage Distributors Pty Ltd (in liquidation)		Australia	**100**	100
C-C Bottlers Ltd	1	Australia	**100**	100
Beverage Bottlers (Sales) Ltd	1	Australia	**100**	100
CC Amatil Holdings UK (liquidated)		United Kingdom		100
C.C.K. Holdings I Ltd		Gibraltar	**100**	100
C.C.K. Holdings II Ltd		Gibraltar	**100**	100
CCKBC (Netherlands) Holdings I BV	3	Netherlands	**100**	100
CCKBC (Netherlands) Holdings II BV	4	Netherlands	**100**	100
Coca-Cola Korea Bottling Company, Ltd	5	Republic of Korea	**100**	100
Coca-Cola Amatil (Aust) Pty Ltd	1	Australia	**100**	100
Apand Pty Ltd	1	Australia	**100**	100
Beverage Bottlers (NQ) Pty Ltd	1	Australia	**100**	100
Beverage Bottlers (NSW) Pty Ltd (in liquidation)		Australia	**100**	100
Beverage Bottlers (Qld) Ltd	1	Australia	**100**	100
Beverage Bottlers (SA) Ltd (in liquidation)		Australia	**100**	100
Coca-Cola Amatil (Holdings) Pty Ltd	1	Australia	**100**	100
Coca-Cola Holdings NZ Ltd		New Zealand	**100**	100
Coca-Cola Amatil (NZ) Ltd		New Zealand	**100**	100
Matila Nominees Pty Ltd	6	Australia	**100**	100
Neverfail Springwater Ltd	1 & 7	Australia	**100**	
Neverfail Cooler Company Pty Ltd	1	Australia	**100**	
Purna Pty Ltd	1	Australia	**100**	
Neverfail Bottled Water Co Pty Ltd	1 & 8	Australia	**100**	
Neverfail SA Pty Ltd	1	Australia	**100**	
Neverfail Springwater Co Pty Ltd	1	Australia	**100**	
Neverfail Springwater (Vic) Pty Ltd	1	Australia	**100**	
Neverfail Springwater Co (Qld) Pty Ltd	1	Australia	**100**	
Neverfail WA Pty Ltd	1	Australia	**100**	
Piccadilly Distribution Services Pty Ltd	1	Australia	**100**	
Piccadilly Natural Springs Pty Ltd	1	Australia	**100**	
Real Oz Water Supply Co (Qld) Pty Ltd	1	Australia	**100**	

	Footnote	Country of incorporation	Beneficial interest 2003 %	Beneficial interest 2002 %

32. Investments in Controlled Entities continued

	Footnote	Country of incorporation	2003 %	2002 %
Pacbev Pty Ltd	1	Australia	**100**	100
Pacific Beverages Australia Pty Ltd	1	Australia	**100**	100
Pacific Beverages Happy Valley Fruit Juice Cordial Ltd (liquidated)		New Zealand		100
Vending Management Services Ltd		New Zealand	**100**	100

Names inset indicate that shares are held by the company immediately above the inset.

The above companies carry on business in their respective countries of incorporation.

Footnotes

1 *These companies are parties to a Deed of Cross Guarantee as detailed in Note 37.*

2 *Some of the shares in this company are held by Indonesian parties who are bound by undertakings to the Group.*

3 *C.C.K. Holdings I Ltd holds 20% of the shareholding in CCKBC (Netherlands) Holdings I BV.*

4 *C.C.K. Holdings II Ltd holds 20% of the shareholding in CCKBC (Netherlands) Holdings II BV.*

5 *CCKBC (Netherlands) Holdings I BV and CCKBC (Netherlands) Holdings II BV hold 49.8% and 50.2% respectively of the shareholding in Coca-Cola Korea Bottling Company, Ltd.*

6 *Matila Nominees Pty Ltd is the trustee company for the Employees Share Plan (ESP) and the Long Term Incentive Share Plan (LTISP). As at 31 December 2003, the trustee held 7,044,279 (2002: 6,551,707) ordinary shares on behalf of the members of the ESP and 159,980 ordinary shares on behalf of the members of the LTISP.*

7 *Neverfail Springwater Ltd holds 40.7% of the shareholding in Neverfail Bottled Water Co Pty Ltd.*

8 *Neverfail Bottled Water Co Pty Ltd holds 1.5% of the shareholding in Neverfail Springwater (Vic) Pty Ltd.*

33. Acquisitions of Entities and Operation

During the financial year, the Group acquired an interest in the following entities and operation –

	Description of entity or operation	Effective date of acquisition 2003	Beneficial interest acquired %
Entities –			
Neverfail Springwater Ltd Group[1]	Manufacture, marketing and distribution of bulk packaged still water	14 July	100.0
Operation –			
Business assets of Parit Proprietary Ltd trading as Peats Ridge Springs	Manufacture of bulk packaged still water	18 July	N/A

1 Refer Note 32 for details of legal entities within the Neverfail Springwater Ltd Group.

Fair value of net assets acquired
The fair value of the net assets acquired during the financial year was as follows –

	$M
Current assets	**22.5**
Investments in bottlers' agreements	**234.7**
Property, plant and equipment	**36.5**
Trademarks	**28.0**
Future income tax benefits	**6.2**
Termination benefits on acquisition	**(2.7)**
Restructuring provision on acquisition	**(2.0)**
Other current liabilities	**(15.3)**
Bank loans	**(62.0)**
Total fair value of net assets acquired	**245.9**

Cash flow on acquisitions
The payments for acquisitions of entities and operation (net) as disclosed in the Statements of Cash Flows was determined as follows –

Total consideration	**245.9**
Less cash acquired	**(3.7)**
Cash flow on acquisitions of entities and operation (net)	**242.2**

	CCA Group		CCA Entity	
	2003 $M	2002 $M	**2003 $M**	2002 $M

34. Financing Facilities

Standby arrangements				
Bank loans	**386.0**	386.0	**386.0**	386.0
Bank overdrafts	**11.5**	8.3	**5.0**	5.0
	397.5	394.3	**391.0**	391.0
Loan facilities				
Bond issues	**1,030.0**	1,583.5	**558.6**	1,041.3
Bank loans and cash advance facilities	**710.7**	297.4	**400.0**	–
	1,740.7	1,880.9	**958.6**	1,041.3
Unused loans and cash advance facilities	**524.8**	162.4	**491.0**	391.0

When bank loans and cash advances mature, the Directors have no reason to believe that such facilities will not be extended or replaced with similar facilities.

35. Financial Instruments

Derivatives, including off-balance sheet risk

The Group, through its operations internationally, is exposed to significant financial risks from movements in interest rates, foreign exchange rates and certain raw material commodity prices. The Group manages these exposures using a comprehensive set of policies and procedures approved by the Board. Financial risk is managed centrally and speculative trading is specifically prohibited by policy.

The Group is party to financial instruments with off-balance sheet risk for the purpose of reducing its exposure to adverse fluctuations in interest rates, foreign exchange rates and commodity prices. The hedging instruments are subject to fluctuations in value and any such fluctuations are generally offset against the value of the underlying financial risks being hedged.

a) Interest rate risk management

The Group enters various derivative transactions with the objective of obtaining lower funding costs and a more stable and predictable interest cost outcome, principally employing the use of interest rate and cross currency swaps. In addition, forward rate agreements, caps, floors, swaptions and financial futures are utilised.

For interest rate swaps, the Group agrees with counterparties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. Any amounts paid or received at the commencement of interest rate swaps are recognised as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation.

A cross currency swap is an agreement to exchange one currency for another and to re-exchange the currencies at the maturity of the swap (using the same exchange rate), with the exchange of interest payments throughout the swap period.

Premiums paid or received for interest rate caps, floors or swaptions are amortised over the life of the instrument, which increases or decreases the effective interest cost of the underlying obligations, and benefits or costs associated with the use of financial futures are similarly amortised.

The following table details the Group's exposure to interest rates as at 31 December 2003 –

			Fixed interest rate				
	Average interest rate p.a. %	Floating rate $M	Less than 1 year $M	1 to 5 years $M	More than 5 years $M	Non-interest bearing $M	Total $M
Financial assets							
Cash assets	4.7	260.1	–	–	–	–	260.1
Receivables and cross currency swap receivables relating to interest bearing liabilities	–	–	–	–	–	540.3	540.3
Investments in securities	–	–	–	–	–	0.4	0.4
		260.1	–	–	–	540.7	800.8
Financial liabilities							
Payables and provisions	–	–	–	–	–	688.8	688.8
Bonds and cross currency swaps relating to interest bearing liabilities	3.0	458.0	37.4	447.2	87.4	226.1	1,256.1
Loans and bank overdrafts	5.0	583.5	–	–	–	–	583.5
Interest rate derivatives at gross face values	5.2	(5,329.0)	2,632.0	1,963.2	733.8	–	–
		(4,287.5)	2,669.4	2,410.4	821.2	914.9	2,528.4

35. Financial Instruments continued

a) Interest rate risk management continued

The following table details the Group's exposure to interest rates as at 31 December 2002 –

	Average interest rate p.a. %	Floating rate $M	Fixed interest rate: Less than 1 year $M	Fixed interest rate: 1 to 5 years $M	Fixed interest rate: More than than 5 years $M	Non-interest bearing $M	Total $M
Financial assets							
Cash assets	4.2	205.4	–	–	–	–	205.4
Receivables and cross currency swap receivables relating to interest bearing liabilities	–	–	–	–	–	635.4	635.4
Investments in securities	–	–	–	–	–	0.7	0.7
		205.4	–	–	–	636.1	841.5
Financial liabilities							
Payables and provisions	–	–	–	–	–	577.1	577.1
Bonds and cross currency swaps relating to interest bearing liabilities	3.8	569.9	354.3	534.6	124.7	62.6	1,646.1
Loans and bank overdrafts	12.7	29.2	119.8	–	–	–	149.0
Interest rate derivatives at face value	5.4	(4,571.6)	2,122.2	2,274.7	174.7	–	–
		(3,972.5)	2,596.3	2,809.3	299.4	639.7	2,372.2

b) Foreign exchange risk management

The Group enters into foreign currency contracts and foreign currency options to hedge capital obligations, expenses and revenues denominated in foreign currencies. Benefits or costs arising from currency hedges for expense and revenue transactions are brought to account in the Statements of Financial Performance over the lives of the hedge transactions. For transactions entered into that hedge specific capital or borrowing commitments, any cost or benefit resulting from the hedge forms part of the initial asset or liability carrying value.

The following table sets out as at balance date the gross value to be received under foreign currency contracts and foreign currency options, the weighted average contracted exchange rates and settlement dates of outstanding contracts –

		Less than 1 year		1 to 5 years		Weighted average exchange rate		Unrealised (losses)/gains	
		2003 $M	2002 $M	**2003 $M**	2002 $M	**2003 $**	2002 $	**2003 $M**	2002 $M
Foreign currency contracts									
USD		**73.6**	90.1	**58.3**	–	**0.7058**	0.5576	**(0.1)**	(0.9)
Other currencies		**74.7**	174.2	**0.2**	–	**–**	–	**0.1**	(3.6)
Foreign currency options									
AUD/USD	Purchased	**415.1**	178.0	**–**	–	**0.6954**	0.5619	**20.5**	(0.3)
AUD/USD	Sold	**112.8**	–	**–**	–	**0.6650**	**–**	**(3.2)**	–
Other currencies	Purchased	**27.5**	43.6	**–**	–	**–**	–	**(0.2)**	(0.1)
Other currencies	Sold	**13.7**	2.0	**–**	–	**–**	–	**(0.6)**	–

35. Financial Instruments continued

c) Commodity price risk management

The Group is exposed to commodity price and currency volatility in certain raw materials used in the business. The Group enters into forward transactions, futures, swaps and option contracts to hedge commodity exposures with the objective of obtaining lower raw material prices and a more stable and predictable commodity price outcome.

The hedging of the purchase of these commodities gives rise to gains and losses on revaluation of hedge contracts. These gains and losses are brought to account in the cost price of the commodity in the period the underlying transaction being hedged is recorded.

The following table sets out, as at balance date, the gross value to be paid under commodity futures, swaps and option contracts upon settlement –

	Less than 1 year		1 to 5 years		Unrealised gains/(losses)	
	2003 $M	2002 $M	**2003 $M**	2002 $M	**2003 $M**	2002 $M
Futures	**22.8**	37.4	**10.4**	14.3	**2.9**	(0.2)
Swaps	**12.6**	11.5	**17.5**	52.9	**(5.7)**	(19.8)

d) Credit risk management

Credit risk represents the loss that would be recognised if counterparties to financial instruments fail to perform as contracted.

On-balance sheet risk
The credit risk on financial assets, excluding investments, of the Group which have been recognised in the Statements of Financial Position is the carrying amount, net of any provision for doubtful debts. The Group minimises concentration of credit risk by undertaking transactions with a large number of customers and counterparties in various countries. The Group is not materially exposed to any individual customer.

Off-balance sheet risk
Credit risk arising from dealings in financial instruments is controlled by a strict policy of credit approvals, limits and monitoring procedures. The Group has no significant concentration of credit risk with any single counterparty and, as a matter of policy, only transacts with financial institutions that have at least an A- (or equivalent) credit rating. Credit exposure of interest rate, foreign currency and commodity derivatives is represented by the net fair value of the contracts, as disclosed.

e) Net fair values of financial assets and liabilities

The following methods and assumptions were used to estimate the net fair values –

- *Cash assets, receivables, payables, provisions and short term interest bearing liabilities*
  The carrying amounts of these financial instruments approximate net fair value because of their short maturity.
- *Swaps, caps, floors, foreign currency contracts, foreign exchange options and non-current interest bearing liabilities*
  Net fair value is estimated as the present value of future cash flows using market accepted formulae and market quoted input variables.
- *Futures and options on futures contracts*
  The net fair value is the closing price on the applicable futures exchange.

	Carrying amount				Net fair value			
	Asset		Liability		Asset		Liability	
	2003 $M	2002 $M	**2003 $M**	2002 $M	**2003 $M**	2002 $M	**2003 $M**	2002 $M
Futures	**–**	–	**0.2**	–	**–**	–	**0.2**	–
Options	**–**	0.2	**–**	–	**0.8**	3.0	**0.3**	2.3
Swaps	**3.3**	122.8	**230.5**	69.9	**28.8**	154.0	**240.0**	108.9
Non-current interest bearing liabilities	**–**	–	**1,220.6**	1,272.8	**–**	–	**1,276.5**	1,292.8

f) Foreign currency borrowing hedges

The Group has interest bearing liabilities denominated in foreign currencies. As a matter of policy, the Group does not borrow foreign currency on an unhedged basis. Where a natural hedge between the borrowing currency and net foreign assets does not exist, then specific hedging, utilising currency swaps or forward foreign exchange contracts, is employed to remove currency exposure.

g) Liquidity risk

... its use of derivatives to those markets which are highly liquid.

35. Financial Instruments continued

h) Significant terms – interest bearing liabilities

The following table sets out the significant terms of the major components of the Group's interest bearing liabilities –

Type of interest bearing liability/ country	Refer Note	2003 $M	2002 $M	Interest rate p.a. 2003 %	Interest rate p.a. 2002 %	Denomination	Maturity date
Current							
Bonds							
Australia – CCA Entity		–	354.3	–	6.5	United States Dollar	Sep 03
Australia – CCA Entity		**37.4**	–	**0.2**	–	Japanese Yen	Sep 04
		37.4	354.3				
Loans							
Australia – CCA Entity		**300.0**	10.0	**5.5**	5.0	Australian Dollar	Jan 04
		300.0	10.0				
Bank loans							
Indonesia		–	79.2	–	13.5	Indonesian Rupiah	Jan 03
Papua New Guinea		–	15.3	–	12.5	Papua New Guinean Kina	Apr to May 03
Indonesia		**8.0**	–	**8.8**	–	Indonesian Rupiah	Jan 04
South Korea		**41.3**	–	**4.7**	–	Korean Won	Feb 04
Papua New Guinea		**6.0**	–	**12.0**	–	Papua New Guinean Kina	Aug 04
		55.3	94.5				
Other							
Bank overdrafts		**0.2**	0.9				
Cross currency swaps relating to interest bearing liabilities		**11.7**	–				
		11.9	0.9				
Total interest bearing liabilities (current)	15	**404.6**	459.7				
Non-current							
Bonds							
Australia		**74.9**	89.7	**1.4**	1.4	Japanese Yen	Oct 05 to Nov 05
Australia		**26.7**	35.4	**1.7**	1.9	United States Dollar	Jun 06
Australia		**215.1**	255.5	**3.5**	3.5	Swiss Franc	Sep 06
Australia		**50.0**	50.0	**7.3**	7.3	Australian Dollar	Apr 09
Australia – CCA Entity		**214.7**	302.0	**1.3**	1.1	Japanese Yen	Jul 05 to Mar 12
Australia – CCA Entity		**207.1**	274.6	**1.5**	1.9	United States Dollar	Sep 05 to Nov 07
Australia – CCA Entity		**65.0**	65.0	**5.9**	5.5	Australian Dollar	Jul 06 to Mar 12
Australia – CCA Entity		**34.4**	45.4	**0.9**	2.2	Hong Kong Dollar	Mar 07
New Zealand		**104.7**	111.6	**8.0**	8.0	New Zealand Dollar	Jun 05
		992.6	1,229.2				
Bank loans							
Fiji		–	3.0	–	5.7	Fijian Dollar	May 04
Indonesia		–	40.6	–	14.0	Indonesian Rupiah	Nov 04
Papua New Guinea		**7.2**	–	**12.0**	–	Papua New Guinean Kina	May 06
Indonesia		**80.1**	–	**1.9**	–	United States Dollar	Jun 06
South Korea		**140.7**	–	**4.7**	–	Korean Won	Aug 06
		228.0	43.6				
Other							
Cross currency swaps relating to interest bearing liabilities		**214.4**	62.6				

Notes to the Financial Statements continued

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2003

36. Related Parties

Directors

Details of Directors in office at the end of the financial year and the beneficial interest of each Director in the contributed equity of the Company at that date are set out below –

	Ordinary shares		Share options	
	2003 No.	2002 No.	**2003 No.**	2002 No.
Directors in office at the end of the financial year				
D.M. Gonski, AO	**40,000**	40,000		
J.R. Broadbent, AO	**1,011**	1,011		
J.E. Chestnut	**1,582**	1,523		
T.J. Davis	**154,274**	52,344	**200,000**	200,000
M.F. Ihlein	**184,485**	184,485	**873,000**	873,000
W.M. King, AM	**1,200**	1,200		
H.A. Schimberg	**1,000**	1,000		
M.K. Ward, AO	**1,145**	1,103		

2,031 (2002: 1,411) ordinary shares were acquired during the financial year under the terms and conditions of the Dividend Reinvestment Plan.

100,000 ordinary shares were purchased on market under the terms and conditions of the Long Term Incentive Share Plan (refer to the Directors' Report and Note 19).

No ordinary shares (2002: 31,200) were purchased on market by the Directors in office at the end of the financial year.

No options were granted (2002: 300,000) under the Executive Option Plan during the financial year (refer to the Directors' Report).

The following dealings between the Group and Directors and Director-related entities were made in the ordinary course of business and on normal commercial terms and conditions –

- Director-related entities of Bapak Mugijanto, a President Commissioner of an overseas controlled entity, were paid a total of $11,501,000 (2002: $13,025,000) for the provision of delivery, travel and consulting services.

- Director-related entities of Bapak Moetaryanto Poerwoaminoto, a Commissioner of an overseas controlled entity, were paid a total of $1,237,000 (2002: $1,233,000) for the provision of delivery and consulting services.

The aggregate of amounts payable to Directors and their Director-related entities at 31 December 2003 was $701,000 (2002: $838,000).

Details of remuneration received, or due and receivable, by the above Directors during the financial year are set out in Note 31.

Parent entity

Coca-Cola Amatil Limited is the parent entity of the Group.

Controlled entities

The Company transacted business throughout the financial year with certain controlled entities whereby it received management and guarantee fees, dividends and interest and made payments of interest, as detailed in Notes 2 and 3. The aggregate amounts receivable from and payable to controlled entities at balance date are shown in Notes 7 and 14 respectively. Included within amounts disclosed in Notes 2 and 7 are management and guarantee fees and amounts receivable from controlled entities that were not wholly owned, being $2,300,000 (2002: $2,100,000) and $1,800,000 (2002: $1,130,000) respectively.

The Group does not hold any investments, other than in controlled entities, over which it has significant influence.

Related entities

The Coca-Cola Company (TCCC), through its subsidiaries, Coca-Cola Holdings (Overseas) Limited, The Coca-Cola Export Corporation, CRI Pacific Holdings I LLC and CRI Pacific Holdings II LLC, holds 34.5% (2002: 34.8%) of the Company's fully paid ordinary shares.

CCA and TCCC are committed to building a sustainable growth strategy, which delivers higher revenue and improved returns to CCA and allows TCCC to profit from building and delivering leading brands.

In addition to its own range of products, CCA manufactures, distributes and sells TCCC trademarked products in six countries under 13 bottling agreements. The agreements are for periods of mainly 10 years with provision for renewal and are at varying stages of their terms. Further details of CCA's carrying value of its 'Investments in bottlers' agreements' are set out in Note 10.

36. Related Parties continued

The relationship with TCCC has three main components – TCCC is: 1) CCA's largest shareholder; 2) the supplier of concentrate used to manufacture the products; and 3) the brand owner.

1) Largest shareholder

   TCCC like all shareholders, participates in share price movements and dividends paid. Two Directors of CCA's eight member Board are nominated by TCCC.

2) Supplier

   Under the bottling agreements, TCCC provides the concentrate and beverage base from which the finished products are manufactured by CCA. Each year, the companies jointly develop sales and marketing plans (which include brand strategies, marketing execution, in-market sales execution and wholesale pricing).

   In line with corporate governance best practice, CCA's Related Party Committee reviews the arms length basis of all material transactions with TCCC. This includes concentrate and beverage base pricing arrangements negotiated as part of the annual planning process.

3) Brand Owner

   By being part of the Coca-Cola System CCA has access to the world's most popular branded beverages supported by strong advertising and unique marketing properties. CCA and TCCC work together to utilise their respective complementary skills and assets and to profitably build consumption in each of their markets. A broad allocation of responsibilities for marketing is as follows –

   - TCCC is focused on consumer marketing, including advertising and promotion, the development of new brands, and innovative brand and packaging plans. These consumer marketing activities are funded by TCCC; and
   - CCA's marketing activities are primarily focused on developing and maintaining strong customer relationships, and implementing the marketing strategies and plans. These trade marketing activities are funded by CCA.

The Group executed an agreement with TCCC whereby TCCC purchased the Neverfail Springwater Ltd trademarks for $28,049,000.

Superannuation plans

Associated Nominees Pty Ltd and CCA Superannuation Pty Ltd act as trustees for the CCA Group Superannuation Plan and CCA Beverages Superannuation Plan respectively. Coca-Cola Amatil Limited holds a 50% share of both companies.

CCA Superannuation Pty Ltd as at 31 December 2003 did not hold any (2002: 966,090) of the Company's fully paid ordinary shares on behalf of the members of the superannuation plan.

Other related parties

The Group transacted business throughout the financial year with several subsidiaries of TCCC for the purchase of concentrate and beverage base for Coca-Cola trademarked products and finished products, amounting to $648,460,000 (2002: $673,700,000).

Under a series of other arrangements, the Group also participates with certain subsidiaries of TCCC under which they jointly contribute to the development of the market in the territories in which the Group operates. These arrangements include a regular shared marketing expenses program, under which the Group contributes to certain TCCC incurred marketing expenditure and TCCC contributes to certain marketing expenditure incurred by the Group. Certain subsidiaries of TCCC provide marketing support to the Group, which is in addition to the usual contribution to shared marketing initiatives. This is designed to assist the Group with the necessary development of certain territories. Amounts received are either accounted for as a credit to revenue or as a reduction to expense, as appropriate. These arrangements have resulted in a net reimbursement to the Group of $21,231,000 (2002: $30,300,000).

The aggregate of amounts receivable from related entities at balance date is shown in Note 7.

The aggregate of amounts payable to related and Director-related entities is reconciled to Note 14 as follows –

	CCA Group	
	2003 $M	2002 $M
Amounts payable to related entities	**147.2**	125.3
Amounts payable to Director-related entities	**0.7**	0.8
	147.9	126.1

[illegible] terms and conditions

37. Deed of Cross Guarantee

Coca-Cola Amatil Limited and certain controlled entities as indicated in Note 32 have entered into a Deed of Cross Guarantee with Matila Nominees Pty Ltd which provides that all parties to the Deed will guarantee to each creditor, payment in full of any debt of each company participating in the Deed on winding-up of that company. In addition, as a result of Class Order No. 98/1418 issued by the Australian Securities and Investments Commission, the controlled entities (other than Coca-Cola Amatil Limited) are relieved from the requirement to prepare financial statements.

Statements of Financial Position for the closed group	2003 $M	2002 $M
Current assets		
Cash assets	**185.6**	66.7
Receivables	**394.8**	428.2
Inventories	**232.0**	191.1
Prepayments	**26.5**	23.7
Total current assets	**838.9**	709.7
Non-current assets		
Receivables	**–**	29.0
Investments in securities	**1,255.5**	1,536.5
Investments in bottlers' agreements	**2,302.5**	2,071.5
Property, plant and equipment	**590.3**	571.1
Intangibles	**3.0**	4.4
Prepayments	**6.2**	2.5
Future income tax benefits	**35.9**	29.6
Total non-current assets	**4,193.4**	4,244.6
Total assets	**5,032.3**	4,954.3
Current liabilities		
Payables	**240.6**	172.7
Interest bearing liabilities	**349.1**	364.3
Current income tax liability	**172.8**	92.2
Provisions	**29.7**	30.2
Accrued charges	**168.3**	179.2
Total current liabilities	**960.5**	838.6
Non-current liabilities		
Payables	**24.6**	57.7
Interest bearing liabilities	**1,102.3**	1,180.2
Deferred income tax liability	**60.5**	64.1
Provisions	**37.6**	18.6
Total non-current liabilities	**1,225.0**	1,320.6
Total liabilities	**2,185.5**	2,159.2
Net assets	**2,846.8**	2,795.1
Equity		
Contributed equity	**1,631.1**	1,601.6
Reserves	**1,113.8**	1,117.5
Retained profits	**101.9**	76.0
Total equity	**2,846.8**	2,795.1

Statements of Financial Performance for the closed group		
Profit from ordinary activities before tax	**303.4**	182.3
Income tax expense from ordinary activities	**(137.1)**	(57.3)
Net profit	**166.3**	125.0
Retained profits at the beginning of the financial year	**76.0**	54.3
Transferred from reserves	**3.0**	–
Adjustment arising from adoption of revised Accounting Standard AASB 1028 "Employee Benefits"	**(0.9)**	–
Dividends appropriated	**(142.5)**	(103.3)

38. Subsequent Events

Since the end of the financial year, the Directors have declared the following dividend –

Class of share	Rate per share ¢	Franking per share ¢	Amount $M	Date payable
Ordinary	13.0	9.75	91.0	31 March 2004

Directors' Declaration

Coca-Cola Amatil Limited and its controlled entities

The Directors declare that the financial statements and notes, set out on pages [38] to [77] –

a) are in accordance with the Corporations Act 2001; and
b) comply with Accounting Standards and the Corporations Regulations 2001; and
c) give a true and fair view of the Company's and the consolidated entity's financial position as at 31 December 2003 and of their performance for the financial year ended 31 December 2003; and
d) at the date of this declaration, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

There are reasonable grounds to believe that the Company and the wholly owned controlled entities identified in Note 32 to the financial statements as being parties to a Deed of Cross Guarantee with Matila Nominees Pty Ltd as trustee, will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed.

The Directors have received and considered the certification from the Managing Director and the Chief Financial Officer supporting the financial statements and statutory reports for the year ended 31 December 2003.

This declaration is made in accordance with a resolution of the Directors pursuant to section 295 (5) of the Corporations Act 2001.

On behalf of the Directors:

T.J. Davis

M.F. Ihlein

Sydney, 12th day of February 2004

Independent Audit Report

Coca-Cola Amatil Limited and its controlled entities

To the Members of Coca-Cola Amatil Limited

Scope

The financial report and Directors' responsibility

We have audited the financial report of Coca-Cola Amatil Limited for the financial year ended 31 December 2003, as set out on pages [38] to [78], including the Directors' Declaration. The financial report includes the financial statements of Coca-Cola Amatil Limited, and the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at year's end or from time to time during the financial year.

The Company's Directors are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the Company and the consolidated entity and that complies with Australian Accounting Standards in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records, internal controls that are designed to prevent and detect fraud and error and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether, in all material respects, the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Australian Accounting Standards, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included –

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the Directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the Directors and management of the Company.

Independence

We are independent of the Company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In our opinion, the financial report of Coca-Cola Amatil Limited is in accordance with –

a) the Corporations Act 2001, including –
   (i) giving a true and fair view of the financial position of Coca-Cola Amatil Limited and the consolidated entity at 31 December 2003 and of their performance for the year ended on that date; and
   (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
b) other mandatory financial reporting requirements in Australia.

Ernst & Young

G. Ezzy
Partner

Sydney, 12th day of February 2004